PE
4-30-02

02033666

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2002

International Freegold Mineral Development Inc.
(Translation of registrant's name into English)

2303 West 41st Avenue
Vancouver, BC V6M 2A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F X   Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes X   No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1225

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Freegold Mineral
Development Inc.
(Registrant)

Date: May 8, 2002

(Signature)*
Taryn Downing
Corporate Secretary

*Print the name and title of the signing officer under his signature.

2001 ANNUAL INFORMATION FORM

For

INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.

Dated as of April 5, 2002

International Freegold Mineral Development Inc.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3
Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

2001 ANNUAL INFORMATION FORM INDEX

Item, Section and Heading | Page No.

Item, Section and Heading | Page No.

2001 ANNUAL INFORMATION FORM GLOSSARY

Unless other stated, in this Annual Information Form the following terms shall have the following meanings:

ADI:	Avalon Development
Agency Agreement:	The agency agreement dated June 17, 1997 entered into between the Agent and the Company with respect to the offering of the Series "A" Special Warrants and the Barrick Unit
Almaden Agreement:	The property option agreement dated May 6, 1996, between the Company and the Almaden Optionors
Almaden Assignment Agreement:	The assignment agreement dated December 13, 1995, as amended February 28, 1996, between Compass and the Company
Almaden Option:	The option granted by the Almaden Optionors to the Company pursuant to the Almaden Agreement to acquire up to a 60% interest in the Almaden Property
Almaden Optionors:	Collectively, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources Ltd.
Almaden Property:	Those mineral claims located in Washington County in the State of Idaho, U.S.A., which the Company holds an interest in pursuant to the Almaden Agreement
AMAX:	AMAX Gold Exploration Inc.
As:	Arsenic
Assay	A chemical test performed on a sample of ores or core to determine the amount of valuable metals contained.
Assessment Work	The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.
Au:	Gold
Barrick	Barrick Gold Corporation
Barrick Agreement:	The agreement entered into between Barrick and the Company dated May 16, 1997
Barrick Unit:	1,071,428 Series "C" Special Warrants and one Series "D" Special Warrant
Barrick Warrant Shares:	The common shares of the Company issuable on the exercise of the Property Warrants, or any of them
Bi:	Bismuth
CanAlaska:	CanAlaska Ventures Ltd.

Canu:	Canu Resources, Inc.
Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.
Chromite	Mineral of the Spinel formation
Contact	Place or surface where two different kinds of rocks come together
common share:	A common share in the capital of the Company
Company:	International Freegold Mineral Development Inc., and, where the context so requires, its subsidiary, Free Gold Recovery U.S.A.
Compass:	Compass Capital Ltd.
Cu:	Copper
Diamond Drill	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.
EDM:	Electronic distance measurement
Escrow Agent:	CIBC Mellon Trust Company
Escrow Shares:	The 62,610 common shares of the Company held in escrow by the Escrow Agent pursuant to an agreement dated July 30, 1992
Exchange:	Toronto Stock Exchange
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore
Fairbanks or FEI:	Fairbanks Exploration Inc.
Fairbanks Assignment Agreement:	The assignment agreement dated May 30, 1997, as amended February 26, 1998, entered into between the Company and Fairbanks
Geophysical Surveys	The use of one or more geophysical techniques in geophysical exploration.
Golden Summit Property:	The mineral claims located in the Fairbanks Mining District in the State of Alaska, U.S.A.
Granite	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.
gpt:	Grams per tonne
Granite	Plutonic rock consisting essentially of alkali feldspar and quartz
Hg:	Mercury
Homestake:	Homestake Mining Company
Hornblende	Mineral of the amphibole group
IMC:	International Minerals and Chemicals
Ir	Iridium
km:	Kilometres
KM: **Mineralized Deposit or Mineral Deposit**	Keystone Mines Inc. A mineralized body delineated by appropriately spaced drilling and/or underground sampling to support sufficient amounts of tonnage and average grade of metal(s). Such deposit does not qualify as a reserve until a comprehensive evaluation based upon present unit price, cost recoveries and offer material factors conclude legal and economic feasibility
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mn:	Manganese
Mo:	Molybdenum
Ni:	Nickel

NSR:	Net Smelter Return
opt:	Ounces per ton
Os	Osmium
oz:	Ounce
Pb:	Lead
Pd	Palladium
PGM	Platinum Group Metal
ppb:	Parts per billion
ppm:	Parts per million
Pt	Platinum
Pyroxenite	Medium or coarse grained rock consisting mainly of pyroxene
Rh	Rhodium
RVC:	Reverse circulation
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shear or shearing	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
Strike	The coarse or bearing of a bed or layer of rock
Sb:	Antimony
Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
Union Bay	Union Bay PGM Property
Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.
VLF-EM:	Very low frequency electromagnetic survey
Volcanic rocks	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.
Volcanogenic	A term used to describe the volcanic origin of mineralization.
Ultramafic	Some igneous rocks and most varities of meteorites containing less than 45% silica containing virtually no quartz or feldspar and composed essentially of ferromagnesian silicates, metallic oxides and sulfides.
W:	Tungsten
Zn:	Zinc

ITEM 1: COVER PAGE

1.1 Date

This is the "Annual Information Form" (the "Annual Information Form") for International Freegold Mineral Development Inc. (the "Company") dated as at April 5, 2002.

1.2 Review of Renewal Annual Information Form

This Annual Information Form is not currently under review by the Canadian securities regulatory authorities of one or more jurisdictions. Information contained herein is subject to change.

1.3 Revisions

This is the Company's revised renewal Annual Information Form filing for the fiscal year ended December 31, 2000.

Forward-Looking Statements

The Company cautions readers that certain important factors (including, without limitation, those set forth herein) may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Annual Information Form, or that are otherwise made by or on behalf of the Company. For this purpose any statements contained in this Annual Information Form that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate" or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

Exchange Rates

In this Annual Information Form, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. Since June 1, 1970 the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the

exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from January 1, 1996 to December 31, 2001, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

U.S. Dollars per Cdn. $1.00

Year ended December 31

	2001	2000	1999	1998	1997	1996
High:	.6515	.6969	.6891	.7105	.7487	.7513
Low:	.6232	.6410	.6536	.6341	.6945	.7023
Average:	.6359	.6724	.6744	.6714	.7197	.7305
End of Period:	.6321	.6669	.6925	.6504	.6999	.7323

Conversion Table

For ease of reference the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 foot - 0.305 metres
1 acre = 0.4047 hectare
1 long ton = 2,240 pounds
1 metric ton = 2,205 pounds
1 troy ounce = 31.103 grams
1 imperial gallon = 4.546 litres
1 imperial gallon = 1.2010 U.S. gallons

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Incorporation

The Company was incorporated on July 22, 1985, under the name FreeGold Recovery Inc., under the laws of the Province of Alberta. On August 21, 1991, the Company continued out of the Province of Alberta into the Province of British Columbia. On November 25, 1993, the Company changed its name to International Freegold Mineral Development Inc. and consolidated its share capital on a six old common shares for one new common share basis. In this Registration Statement the "Company" means

International Freegold Mineral Development Inc. and, except where the context so requires, its subsidiary.

The Company carries out its operations in Alaska and Idaho through its wholly-owned subsidiary, Free Gold Recovery, U.S.A. Free Gold Recovery U.S.A., Inc. was incorporated on November 12, 1985, under the laws of the State of Nevada and was granted a Certificate of Authority to transact business in the State of Alaska on December 18, 1995, under the name FreeGold Recovery Inc. USA. In this Registration Statement "Free Gold Recovery U.S.A." means both Free Gold Recovery, U.S.A. and FreeGold Recovery Inc. USA . The Company is the sole shareholder of Free Gold Recovery U.S.A.

Intercorporate Relationships

Organizational Structure

The intercorporate relationship that exists between the Company and the primary subsidiary, Free Gold Recovery, U.S.A. is 100%, as at the date of this Annual Information Form.

Corporate Information

The Company's business address and executive offices are located at 2303 West 41st Avenue, Vancouver, British Columbia. The Company's telephone number is (604) 685-1870 and the Company's fax number is (604) 685-6550. The Company's agent for service in Canada is Devlin Jensen, Barristers & Solicitors, who are located at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5, and who can be contacted at (604) 684-2550 or via facsimile at (604) 684-0916.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Write-off of previous mineral property interests

The Company is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Company has acquired certain interests and entered into agreements to acquire certain interests in

and to certain mineral property interests located in Alaska, Idaho, USA, and Ontario, Canada.

During the year ended December 31, 1998, no mineral property write-offs were recorded:

During the year ended December 31, 1999, the following mineral property write-offs were recorded:

- certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $1,393,800 write-off;

- certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $2,401,711 write-off;

3.2 Significant Acquisitions and Significant Dispositions

Write-off of previous mineral property interests

The Company is a natural resource company principally engaged in the acquisition, exploration and development of resource properties of merit. The Company has acquired certain interests and entered into agreements to acquire certain interests in and to certain mineral property interests located in Alaska, Idaho, USA, and Ontario, Canada.

During the last three years the following write-offs of mineral property interest are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended December 31, 1999, certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $1,393,800 write-off;

- during the year ended December 31, 2000, - certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $2,401,711 write-off;

3.3 Trends

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Risk Factors

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Exploration and Development Risks

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and

other metals, such as unusual or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

Lack of Cash Flow and Non Availability of Additional Funds

None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. As a result there can be no assurance that the Company will be able to develop and generate any of its property profitably or that its activities will generate positive cash flow. The only present source of funds available to the Company is through the sale of its Common Shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such funds will be available for operations.

Reserves

Although estimates of Mineral Deposits on the Company's Almaden Property and Golden Summit Property are made in accordance with industry practice based upon the geological examinations performed on such property to date, there can be no assurance that the actual Mineral Deposits present on the property will be as estimated, nor that the extraction of any Mineral Deposits will be profitable or financeable. The Almaden Property has been brought to feasibility, however, there is no known body of ore on any of the Company's other mineral properties, including the Golden Summit Property.

Title Risks

Due to the large number and diverse legal nature of the mineral properties described in this document, full investigation of legal title to each such property has not been carried out at this time. Many of the Company's properties may be subject to prior unregistered agreements of transfer or native land claims (including Innu and Inuit land claims which are currently outstanding against all properties in the Labrador Region of Newfoundland), and title may be affected by undetected defects. The Company's properties consist of recorded mineral claims and patented mineral claims which have not been surveyed, and therefore the precise area and location of such claims may be in doubt.

Certain of the Company's mining properties are unpatented mining claims located in the U.S., and the Company, upon acquiring an interest in and to such claims, will have only possessory title with respect to such properties. Because title to unpatented mining claims is subject to inherent uncertainties, including paramount title to the U.S., it is difficult to determine conclusively the ownership of such claims. In addition, and in order to retain title to an unpatented mining claim, a claim holder must have met annual assessment work requirements (US$100 per claim) through September 1, 1992 and must have complied with stringent state and federal regulations pertaining to the filing of

assessment work affidavits. Moreover, after September 1, 1992, the right to locate or maintain a claim generally is conditional upon payment to the U.S. of a rental fee of US$100 per claim per year for each governmental fiscal year instead of performing assessment work. State law may still require performance of assessment work. Since most mining claims in the U.S. are unpatented, this uncertainty is inherent in the mining industry.

For the last several Congressional sessions bills have been repeatedly introduced in the U.S. Congress which would supplant or radically alter the provisions of the Mining Law of 1872. As of the date of this registration statement no such bills are pending. However, Senator Dale Bumpers of Arkansas, a sponsor of previous bills to amend the Mining Law of 1872, has recently circulated for review and comment a proposed mining law reform compromise (the "proposal"). Mining industry leaders and organizations, including the National Mining Association, the Northwest Mining Association and the Colorado Mining Association, are in the process of reviewing and commenting upon this proposal. If Senator Bumpers' proposal were to be introduced by him and enacted into law by the United States Congress, the cost of holding unpatented mining claims could be increased materially, and the ability of companies to develop mineral resources on unpatented mining claims could be impaired materially. Under the current Bumpers proposal, the right to obtain a patent on unpatented mining claims would be eliminated, although all patent applications that currently are grandfathered. Bumpers' proposal also would subject all mines on public lands that are not patented to a royalty, except for certain small mines, which royalties would be phased in over a four-year period beginning in fiscal year 1999. The imposition of such royalties could materially and adversely affect the potential for development of unpatented mining claims and the economics of operating existing mines on federal unpatented mining claims. The Company does not know whether the proposal as is or in some modified form will ever be introduced as a bill, and if so, whether it will be enacted.

The present status of the Company's U.S. properties as unpatented mining claims located on public lands of the U.S. allows the claimant the exclusive right to mine and remove valuable minerals, such as precious and base metals, found therein, and also to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the U.S. Accordingly, with an unpatented claim the U.S. retains many of the incidents of ownership of land, the U.S. regulates use of the surface and the Company remains at risk that the claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims. If there exists a valuable deposit of locatable minerals (which is the requirement for the unpatented claim to be valid in the first place), and provided certain levels of work and improvements have been performed on an unpatented mining claim, the claimants may then seek to purchase the full title to the claim thereby causing the claim to become the private property of the claimant. Such full ownership expands the claimants' permissible uses of the property (to any use authorized for private property) and eliminates the need to comply with maintenance and reporting requirements necessary to protect rights in an unpatented claim. However, a moratorium on accepting and processing mineral patent applications within the Department of the Interior has been imposed by Congress. It is therefore impossible for the Company to seek to enhance its rights in the Golden Summit Property and the Almaden Property by seeking issuance of mineral patents in the name of the respective optionors. If governmental fees or royalties

on unpatented claims were to be introduced the Company and other major mining companies would be adversely affected.

Uncertainty or Contestation of Contract Rights

The Company owns or has the right to earn interests in properties under contract with a number of individuals and corporations. By the Company's present assessment the two most significant interests under earning options are the Golden Summit Property and the Almaden Property. The Almaden Property option is a contractual option which rests upon a chain of contractual leases and grants and options between various parties culminating in the Company's option. The Golden Summit Property is held pursuant to the Fairbanks Assignment Agreement. The Company is working under laws of the United States and, although the Company has effected such researches and professional opinions as it considers financially reasonable in the circumstances, it has not engaged surveys or complete and unqualified professional opinions at this stage of development of its properties.

Conflicts of Interest

Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

Fluctuating Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Although the prices of nickel, copper, cobalt and palladium have been relatively stable, no assurance may be given that prices will remain so; significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price minerals and therefore the economic viability of any of the Company's exploration projects cannot accurately be predicted. As the Company is in the development stage, the above factors have had no material impact on operations or income.

Environmental Regulation

All phases of the Company's operations in Canada and the United States are subject to environmental regulations. It is the Company's belief that if environmental legislation in Canada and the United States including but not limited to possible amendment to the Federal Land Policy and Management Act which prevents undue and unnecessary degradation of federal lands; the Clean Air Act (which sets air quality standards), the Federal Water Pollution Control Act (Clean Water Act) (which directs standards to be set for surface water quality and for controlling discharges to surface water), the Safe Drinking Water Act (which directs standards to be set for quality of drinking water to be supplied to the public - states are the primary authorities - and regulating underground injection operations, the Solid Water Disposal Act (which regulates generation, storage and disposal of hazardous ware and manage solid, non-hazardous waste), the Comprehensive Environmental Response, Compensation and Liability Act (which requires operators to report releases of hazardous substances to the environment and inventory chemicals handled), the Toxic Substance Control Act (requires regulation of chemicals that present risk to health or environment), the Endangered Species Act (plants and animals listed that are threatened; protection plans mandated), and the Migratory Bird Treaty Act (prohibits killing of virtually all bird species), evolve in require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance therewith may substantially increase and thereby effect the Company's operations; however, the Company is not aware of any pending environmental litigation or amendments to existing environmental litigation which will affect the Company's current or prepared operations or which would otherwise have a material adverse effect on the Company or its operations. There is no assurance

that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

The Almaden Property is the site of past mercury mining by previous owners. The feasibility study completed by Watts, Griffis & McOuat in 1997 on International Freegold's behalf included studies by environmental consultants Westec Inc., which concluded that the proper management of the waste dumps in any future operation can eliminate any potential for leaching mercury. This means that the Company would conform to a mining plan which had been approved Watts, Griffis & McOuat also concluded that heap leaching the material from the existing dumps would effectively remove mercury from the environment.

Compliance with Applicable Canadian Laws and Regulations

Legislation and implementing regulations implemented by the Newfoundland Department of Natural Resources directly affect the mining industry in the Province of Newfoundland and Labrador where the Company owns most of its mineral claims. In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been reviewed by the Department of Natural Resources and an Exploration Approval issued, on such terms and conditions deemed necessary and prescribed by the Minister.

A License of Occupation under the Newfoundland Lands Act is required for a camp location where use or occupation of the camp is proposed to involve long term, seasonal or permanent use and occupation of the camp, or involves ground disturbance. Any clearing of areas in order to construct camps, must comply with the Newfoundland Forestry Act and Regulations, and the Company must comply with the reclamation requirements pursuant to the Mineral Act.

Pursuant to the Newfoundland Historic Resources Act, if drilling is planned for an area with known archaeological sites, company drilling may be required to hire an archaeologist to ensure the work does not disturb any sites. Drilling which occurs on coastal islands in Labrador are likely to require an archaeological assessment.

If any mines are developed on any of the Company's properties, those mining operations will also be subject to various laws and regulations concerning development, production, taxes, labor standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on the Company.

The Company is at an early exploration stage of all its Labrador properties. Like all exploration companies in this area, permits are required for camps, diamond drilling, etc. At the present time the Company has no planned programs. The Company always complies with all permits required for field programs including diamond drilling, etc. and has in the past and will continue to comply in the future.

In Ontario the Company is also at the early stage of exploration. To date only regional geological mapping and sampling has been conducted on the Property, should more intensive exploration take place the Company will comply with all permits required for field exploration.

Canadian Jurisdictional and Enforceability of Judgments, Risks

The Company is a Canadian corporation. All but one of its directors and officers are, residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Registrant, and as such directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgements of courts of the United States predicated upon civil liability of any of the Company, such directors or officers under the United States federal securities laws.

Adequate Labor and Dependence Upon Key Personnel

The Company will depend upon recruiting and maintaining other qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. However, the Company maintains key man insurance on Harry Barr, and intends to add key man insurance for other integral members of its management.

Forward Looking Statements

This document contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Write-off of previous mineral property interests

During the last three years the following write-offs of mineral property interest are significant dispositions that represent more than 10% of the book value of the Companies mineral properties:

- during the year ended December 31, 1999, certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $1,393,800 write-off;

- during the year ended December 31, 2000, certain underlying agreements regarding mineral claims in the Golden Summit Project, Alaska were terminated resulting in a $2,401,711 write-off;

4.2 Asset-backed Securities Outstanding

The Company presently has no asset-backed securities outstanding. Therefore, this section is not applicable to the Company.

4.3 Mineral Projects

Golden Summit Property – Alaska, USA

Property Title:

The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 77 State of Alaska mining claims covering approximately 4,800 acres. The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or environmental encumbrances to mining on the Property.

The Company initially acquired rights to the substantial portion of the present Golden Summit Property when the Company and Fairbanks Exploration Inc. ("*Fairbanks*") entered into an option and joint venture agreement dated December 1, 1992. This was replaced by agreement dated May 9, 1997 (the *"Fairbanks Assignment Agreement"*) pursuant to which Fairbanks assigned all of its interest in the Golden Summit Property to Free Gold Recovery USA. Fairbanks retained a 7% working interest and is not required to contribute further until commercial production is achieved. The Company will fund this 7% working interest until the date commercial production is achieved at which point Fairbanks will be required to contribute 7% of any approved budget.

The Company now owns, subject to underlying lease agreements, a 100% interest in the Golden Summit Property, subject to Fairbanks' 7% working interest (held in trust by the Company pursuant to the terms set out in (c) below and on which Fairbanks has granted the Company a power of attorney to manage all matters of such interest) and a 2% net smelter royalty in favor of Fairbanks. See *"Underlying Leases of the Golden Summit Property."* In consideration of the assignment of the Fairbanks Assignment Agreement, the Company agreed to pay and grant to Fairbanks the following:

(a) 100,000 common shares of the Company within 10 days of Exchange approval to the agreement (which approval was granted and which shares have been issued) and subject to a one year restricted period imposed by applicable British Columbia law;

(b) an aggregate of an additional 500,000 common shares (restricted for one year as required by British Columbia law) of the Company following Exchange approval and issued as to 100,000 shares (a total of five tranches) upon each expenditure of $1,000,000 (to a total of $5,000,000) spent on the Golden Summit Property, subsequent to the Fairbanks Assignment Agreement, by the Company, or any party with whom it has contracted; the first 100,000 shares were issued on February 18, 1998, the second 100,000 shares were issued on February 20, 1999 and subject to a one year restricted period imposed by applicable British Columbia law;

(c) a seven (7%) percent working interest in the property held in trust by the Company and carried to commercial production on the same terms as the Company may acquire from a major or otherwise carried by the Company as to any costs until commercial production. Fairbanks grants to the Company a 30 day right of first refusal in the event that it should grant or receive and accept any offer for assignment of any interest in or to such Fairbanks interest; and

(d) a two (2%) percent net smelter return royalty.

Fairbanks granted the Company a 30 day right of first refusal in the event it should grant or receive and accept any offer for assignment of any interest in or to the net smelter royalty. Fairbanks also granted the Company an assignable right to purchase the net smelter royalty, exercisable any time after commercial production commences, for a price equal to the net present value of the net smelter royalty, employing a 10% discount calculation, and based upon the mine life and production schedule of the Golden Summit Property calculated in accordance with commercial ore reserves identified and booked at the time of commencement of commercial production, as established by a major mining company with which the Company has contracted, or, if the property is otherwise developed by the Company without a major mining company, then in accordance with the

Company's mine development plan. The remainder of the Company's interest in the Golden Summit Property was acquired by separate lease arrangements and by staking.

Newsboy Claims

By agreement dated February 28, 1986, amended March 26, 1996, between Earl Beistline ("*Beistline*") and Fairbanks, the Lessee received the lease of the Newsboy claims for a primary term ending February 28, 2006. The material terms are an advance minimum royalty per year is $2,500 US to 1996 and thereafter $5,000 US, the Company's option to purchase is the greater of the present worth of the 4% royalty (calculated at 15% interest) or $1,000,000 US (calculated in constant 1985 dollars), less all advance royalty payments; and Lessee has the right to assign lease interests, subject to Beistline's 30 day right to reasonably disapprove of such assignment.

Keystone Claims

By agreement dated May 15, 2000 between Keystone Mines Partnership ("*Keystone*"), Fairbanks, Freegold Recovery Inc. USA and the Company (collectively, the "*Lessees*"), Keystone leased to the Lessees the Keystone claims for a primary term of 20 years. The agreement provides for consideration of annual August 15 and November 15 advance minimum payments as set out in the schedule below::

a) the initial term of the lease shall be from January 1st, 2000 to December 31, 2019;
b) In order to terminate December 31, 2000, the Company must give the Vendors notice by October 1st, 2000. Should the Company decide to continue the Lease a signing bonus of $US 50,000 is due.
c) The Company may terminate the Lease at any time prior to December 31, 2006 by giving timely notice to the Vendors.
d) Advance royalties shall be paid until the commencement of production. As per the schedule set out in the Agreement.

Year	August 1st,	November 1st
2000	$25,000	$25,000
2001	$25,000	$50,000
2002-2006	$50,000	$50,000
2007-2009	$75,000	$75,000

The Lessee shall have pay to the Lessor a production royalty of 3% of NSR. Up to one half of the production royalties due to the Lessor each year may be paid by crediting advance royalties paid until the Lessee shall have recouped all of the advance royalties paid. . Freegold may elect to pay not more than one-half of the interest accrued and payable in shares of stock. The stock shall be valued at the 60-day trading average immediately preceding the date of payment.

During exploration and before commencement of production. Lessee shall perform a minimum of amount of work on the Property in an amount of not less than $50,000 in each of the calendar years 2000 through 2006. Work performed under this commitment may be qualified and claimed as assessment work. In the event that the Company fails to fufill the work commitment in whole or in part in any calendar year in which it is required the Company shall pay to Keystone in cash the difference between the value of the work and $50,000. In December of 2001, the Company and Keystone renegotiated the terms of the lease. Under the new terms advance royalty payments due in 2002-2006 shall be reduced to $50,000, $25,000 each August and November, the form the advance royalty shall take shall be negotiated each April- either cash or shares. Keystone also agreed to waive the annual work commitment of $50,000 for any year in which the price of gold is below $300 an ounce for the last three months of the calendar year. In addition the Company shall have until March 31st, of each year to determine whether it will continue with the lease.

The following italiced information was excerpted from a Report prepared by Avalon Development Inc. March 25th, 2002.

Property Location


Arctic Ocean
Barrow
Deadhorse
Livengood A1 Quad
Golden Summit
Project Claims
Nome
Fairbanks
ALASKA
Hooper Bay
Bering
Sea
Anchorage
Attu
Juneau
Gulf
of
Alaska
50 0 200
Miles

Figure 1: Location map for the Golden Summit Project, Alaska

PROPERTY DESCRIPTION AND LOCATION

The Golden Summit project is located approximately 20 road miles north of Fairbanks, Alaska (Figure 1). The Golden Summit project consists of 14 patented Federal lode claims, 72 unpatented Federal lode claims and 77 State of Alaska mining claims covering approximately 4,800 acres (Figure 2). The land on which the project is situated is zoned as Mineral Land by the Fairbanks North Star Borough, giving mineral development activities first priority use. There currently are no unusual social, political or environmental encumbrances to mining on the project.

Freegold acquired the right to earn a majority interest in the property in 1991 by entering into an option and joint venture agreement with Fairbanks-based Fairbanks Exploration Inc. By early 1997 Freegold had earned its interest and renegotiated the existing contract such that Freegold was left with a 93% interest in the property and had management control over the remaining 7% interest which was retained by Fairbanks Exploration.

ACCESS AND INFRASTRUCTURE

The paved Steese Highway transects the Golden Summit property and is connected to state and privately maintained gravel roads allowing easy access to most areas of the property on a year-round basis. A high voltage electrical power line, land telephone lines, and a cellular phone net service the property. The greater Fairbanks area supports a population of approximately 75,000 and has excellent labor and services infrastructure, including rail and international airport access. Exploration and development costs in the Fairbanks area are at or below those common in the western United States.

Elevations on the property range from 1,000 feet to over 2,200 feet. Topography in the area is dominated by low rounded hills dissected by relatively steep walled valleys. Outcrops are scarce except in man-made exposures. Vegetation consists of a tundra mat that supports subarctic vegetation. A variably thick layer of aeolian silt covers most of the property. Permafrost is limited to small discontinuous lenses on steep, poorly drained north-facing slopes and has posed no hindrance to past development. The climate in this portion of Alaska is dominated by 6 to 8 months of sub-freezing temperatures in winter followed by 4 to 6 months of warm summer weather. Average annual precipitation is 13 inches, mostly as snowfall. Mining operations can be conducted on a year-round basis and heap leach technology has been profitably employed at two locations in the district since 1985. Kinross Gold's Fort Knox gold mine, located 5 miles south of the project has produced about 1.5 million ounces of gold and operated year-around since entering commercial production in 1997. The 1.3 million ounce True North gold deposit, also operated by Kinross Gold, is located 5 miles west of the Golden Summit project and achieved commercial production in early April

2001. Combined these two operations are expected to produce approximately 440,000 ounces of gold in 2002 at a cash cost of $210 per ounce (Kinross Gold, 2002).

HISTORY

Placer or lode gold mining has occurred almost continuously in the Golden Summit project area since gold was discovered in the district in 1902. Over 9.5 million ounces of placer gold have been recovered from the Fairbanks Mining District, of which 6.75 million ounces have been recovered from streams which drain the Golden Summit project (Freeman, 1992e). In addition, over 535,000 ounces of lode gold were recovered from past producing mines on the Golden Summit project (Freeman and others, 1996). More than 80 lode gold occurrences have been documented in the project area. Recent exploration discoveries in the Tintina Gold Belt have underscored the potential for bulk tonnage and high-grade deposits, both of which are known to exist in the Golden Summit project area (McCoy and others, 1997; Flanigan and others, 2000).

Freegold acquired an interest in the Golden Summit project in mid-1991 and since then has conducted extensive mapping, soil sampling, trenching, rock sampling, core and reverse circulation drilling and geophysical surveys on the project (Freeman, 1991; Galey and others, 1993; Freeman and others, 1996; Freeman and others, 1998). Over 15,000 feet of trenching have been completed along with 68,370 feet of core and reverse circulation drilling in 172 holes. A total of 7,729 soil samples have been collected. A total of 6,693 man-days of work have been completed during 7 separate work programs. Total expenditures during that period amount to $6.3 million although the current property holdings encompass only 20% of the original land holdings on which these expenditures took place. The remaining 80% of the land package was been abandoned over the last 3 years leaving Freegold with its current land package.

GEOLOGIC SETTING

Bedrock geology of the Fairbanks Mining District is dominated by a N60-80E trending lithologic and structural trend covering a 30-mile by 15-mile area (Robinson and others, 1990; Newberry and others, 1996). The Golden Summit project is situated in lower to middle Paleozoic metavolcanic and metasedimentary rocks of the Cleary sequence and Fairbanks Schist adjacent to a northwest trending thrust fault known as the Chatanika thrust. Rocks of the Fairbanks Schist and Cleary Sequences are exposed in the Cleary antiform, the northern of two northeast trending antiformal belts which form distinctive marker horizons in the mineralized portions of the district. Lithologies within the Cleary Sequence include quartzite, massive to finely laminated mafic to intermediate flows and tuffs, calc-schist, black chloritic quartzite, quartz-sericite schist of hydrothermal origin and impure marble. Lithologies in the Fairbanks Schist include quartz muscovite schist, micaceous quartzite and biotite quartz mica schist. These lithologies have been metamorphosed to the lower amphibolite facies.

Rocks of the Fairbanks Schist and Cleary Sequence have been over thrust from the northeast by lower amphibolite facies rocks of the Chatanika terrane (Newberry and others, 1996;. The Chatanika terrane consists of quartz muscovite schist, carbonaceous quartzite, impure marble, garnet feldspar muscovite schist, and garnet-pyroxene eclogite that have yielded Ordovician Ar^{40}/Ar^{39} age dates. Motion on the Chatanika thrust fault has been dated at approximately 130 million years (Douglas, 1997) and resulted in structural preparation of favorable host units in the Chatanika terrane and adjacent lower plate rocks.

Intrusives in the Fairbanks district have yielded Ar 40/39 and K-Ar dates of 85-95 million years (Freeman and others, 1996). These intrusives range in composition from diorite to granite and possess elevated Rb/Sr ratios indicative of significant crustal contribution to subduction generated magmas. Several granodiorite to aplite intrusive bodies are present in the Golden Summit project area. The presence of hypabyssal intrusives and sporadic Au-W skarn mineralization in the Golden Summit project area suggests the area may be underlain by more extensive intrusive bodies similar to those on Pedro Dome and Gilmore Dome (Freeman and others, 1998). This conclusion is supported by airborne geophysical surveys (DGGS, 1995). Mineralization within the Pedro Dome, Gilmore Dome and Dolphin intrusive complexes suggests plutonic rocks pre-date mineralization.

Rocks on the Golden Summit project are folded about earlier northwest and northeast trending isoclinal recumbent fold axes followed by an open folded N60-80E trending system (Hall, 1985). Upper plate rocks of the Chatanika terrane have been affected by more intense northwest and northeast trending isoclinal and recumbent folding followed by folding along the same N60-80E trending axis which affected lower plate rocks. Lithologic packages in both the upper and lower plates are cut by steeply dipping, high angle northwest and northeast trending shear zones (Figure 3). Airborne magnetic data in this part of the Fairbanks District indicate the presence of district scale east-west and northeast trending structures which appear to post-date N60-80E folding (DGGS, 1995). Gold mineralization on the Golden Summit project post-dates regional and district scale folding and is contemporaneous with or slightly younger than district-scale northeast trending structures.

MINERALIZATION

Over 63,000 strike feet of mineralized shear zones have been identified within and immediately adjacent to the Golden Summit project (Freeman and others, 1996). The majority of the mineralized shear zones trend N60-80W and dip steeply to the southwest. However, the western end of the project area contains predominantly N60-80E trending, steeply north dipping shear zones. In addition, exploration activities conducted by Freegold have identified previously unrecognized shear zones trending N30-50W and due

north-south (Freeman and others, 1998). These shear zones possess significantly different metal suites than N80W and N60E trending shears. These shear zone geometries and their distribution may represent sympathetic structures generated by regional scale shear couples related to Tertiary (post 55 Ma) motion of the Tintina and Denali faults (Flanigan and others, 2000).

The major historic lode gold mines of the Golden Summit project derived their production primarily from northwest and northeast trending high angle, low sulfide, gold-polymetallic quartz veins and shear zones which transect lower plate rocks of the Cleary sequence (Pilkington, 1969l; Freeman and others, 1996). These shear zones are characterized by a metal suite containing free gold with tetrahedrite, jamesonite/boulangerite, arsenopyrite, stibnite and scheelite with minor base metals. Lead and sulfur isotope data, tellurium geochemistry and tourmaline compositions suggest a strong plutonic component to the Golden Summit shear hosted mineralization (McCoy and others, 1997).

EXPLORATION

In 1996 Freegold conducted its first drilling directly specifically at high grade shear-hosted quartz vein mineralization. Its initial drilling target was the Cleary Hill Mine, the largest historic lode gold producer in the Fairbanks Mining District (estimated production of 281,000 ounces at 1.3 opt, Freeman and others, 1996). The mine last operated in 1942 at which point it was shut down by the War Powers Act. Attempts to reopen the mine in 1946 were thwarted by lack of working capital, manpower and equipment, not lack of reserves (Freeman, 1992a). The Cleary Hill Mine is hosted in lower plate mafic volcanics, quartzites and quartz muscovite schists on the north flank of the Cleary antiform (Freeman and other, 1996; Freeman and others, 1998). The Cleary Hill vein strikes N70-80W and dips 45 to 70 degrees to the south (Figure 5). The dip of the vein varies according to the bedrock host with steeper dips in more competent rock units and shallow dips in less competent rock units. Production from the mine took place over six levels (approx. 400 vertical feet) and consisted of quartz vein-hosted coarse free gold with trace arsenopyrite, pyrite, boulangerite and tetrahedrite. Higher grade intervals in the mine (+100 to 5,000 opt) commonly are associated with acicular needles and felted masses of boulangerite and jamesonite hosted in white to gray quartz veins ranging in thickness from 1 to 5 feet. Average thickness of the Cleary Hill high-grade vein was less than 3 feet.

While there has been limited trenching on the surface dating to 1969, there was no surface drilling done at Cleary Hill until Freegold conducted a reverse-circulation drilling program in late 1996 (Freeman and others, 1996). This drilling returned encouraging results from the Powderhouse and Bankers stope areas of the mine. Drilling indicated at least two vein systems contained +0.5 opt gold over narrow widths

below the old underground workings (Table 1). Due to unstable ground conditions, minimal drilling was accomplished in the footwall of the high-grade veins.

Positive results from the initial drilling lead to limited core drilling at Cleary Hill in 1997 and 1998 (Freeman and others, 1998; Table 1). Several of these core holes intercepted broad (>100 foot) intervals of low grade gold mineralization averaging >0.02 opt in the footwall of the high-grade veins. Neither old mine records or previous drilling had indicated the presence of this type of mineralization at Cleary Hill. This new information suggested that the Cleary Hill prospect had potential as a bulk tonnage target with zones of significant high-grade mineralization extending to depths well in excess of previous underground mining.

Subsequent soil auger sampling over the Cleary Hill area defined an extremely high-grade gold and gold pathfinder anomaly extending the length of the grid. Values as high as 2,750 ppb gold were detected in soils (Figure 6). Shadow imagery of soil data confirmed the presence of the N60E trending Dolphin shear zone through the Cleary Hill area. This district-scale feature hosts the 600,000-ounce Dolphin deposit which crops out approximately 1,500 feet southwest of the Cleary Hill mine area. The N70W trending Cleary Hill vein is one of several veins along what is locally known as the Anna – Mary shear and suggests the widespread mineralization at Cleary Hill may be controlled by the intersection of the Dolphin and Anna Mary shear zones (Figure 5).

Following completion of the 1998 drilling, a previously unknown underground drift map was made available to Freegold by a local prospector (Freeman, 2001). This drift extended south from the hanging wall of the Cleary Hill vein and indicated the presence of over 15 high-grade gold-bearing veins in an areas of the property where no previous exploration drilling had been conducted. Because both high-grade vein-hosted mineralization and low grade disseminated mineralization had been intersected in the Cleary Hill area it was recommended that one or more north-dipping angle holes be drilled through the area to determine if one or both styles of mineralization were present in areas previously untested by drilling.

Table 1: Significant assays from the 1996-1998 Cleary Hill drilling

Holes #	From (feet)	To (feet)	Thickness (ft)	Au Grade (opt)
CHM96-1	10	235	225	0.025
including	25	60	35	0.106
including	45	50	5	0.569
CHM96-6	375 390	390	15	0.203
CHM96-7	245	260	15	0.211
including	245	250	5	0.585
CHD97-1	60	61	1	0.268
CHD97-1	161	177	16	0.022
CHD97-3	213	216	3	0.985
CHD97-3	278.1	440	161.9	0.025
Including	317	330.2	13.2	0.082
And	347	352	5	0.107
And	365	386.8	21.8	0.032
And	425.6	437.2	11.6	0.035
CHD97-4	394	544.1	150.1	0.037
Including	477.3	481.4	4.1	0.471
And	481.4	544.1	62.7	0.029
CHD9801	294	300	6	3.720
CHD9801	300	401	101	0.038
Including	310	315.3	5.3	0.138
And	324	329	5	0.093
And	339	344	5	0.082
And	361	366	5	0.068
And	396	401	5	0.262
CHD9801	437	447	10	0.030
CHD9801	592	632	40	0.064
Including	597	602	5	0.319
CHD9801	697	712	15	0.029
Including	702	707	5	0.046
CHD9801	747	798	51	0.025
Including	793	798	5	0.084
CHR9803	475	540	65	0.020
including	520	530	10	0.055
CHR9804	0	130	130	0.012
including	5	35	30	0.023
CHR9806	470	540	70	0.015

In mid-2000, Freegold approved the drilling of a single angle hole to test the above possibilities. Diamond core hole CHD00-1 was collared south of the Wyoming vein (southern-most vein in the area) and was directed due north at –50 degrees inclination (Freeman, 2001; Figure 7). The hole was terminated at a depth of 1,000 feet. The drill core was photographed, quick-logged and obviously mineralized and/or altered intervals were split and assayed. Gold plus multi-element ICP analytical work was conducted by Bondar Clegg in Vancouver. Samples from the upper 350 feet of the hole were analyzed by ICP analysis using both a 4 acid and a 2 acid digestion procedures. Table 2 is a summary of significant intervals from the hole:

Table 2: Geochemical summary, core hole CHD00-1

From Feet	**To Feet**	**Thickness feet**	**Average gold grade (gpt)**	**Average gold grade (opt)**
116	125	9	3.74	0.109
218	282	64	4.90	0.143
Inc. 218	225	7	13.72	0.400
And 225	265	40	5.07	0.148
343	348	5	1.96	0.057
405	410	5	1.81	0.053
520	522	2	86.12	2.513
699.5	705	5.5	1.22	0.035
876.3	878.6	2.3	1.64	0.047
896.4	897.4	1	2.23	0.065
946.4	949.5	3.1	2.25	0.065

Based on data derived from the 1939 drift map, the interval from 218 to 282 feet correlates with a previously unknown shear known now known as the Currey zone (Freeman, 2001; Figure 7). The Currey zone was intercepted from the footwall in the 1939 crosscut but was not mined (Figure 8). Given the highly fractured and brecciated nature of the Currey zone in hole CHD00-1 and the fact that the 1939 crosscut was within the oxide zone in this area, it is possible that the 1939 crosscut was terminated due to bad ground conditions in the Currey zone.

The strike of the Currey zone in the 1939 crosscut is N80°E with a 55° south dip. This strike and dip is consistent with other vein orientations in the Cleary Hill mine area. Based on these data the 64 foot thick drill intercept in hole CHD00-1 has a true width of approximately 63 feet and projects to the surface approximately 220 feet north of the collar of hole CHD00-1 (Figure 7). Old trenches and prospect pits are common in the area but are caved and overgrown with vegetation so they provide no information regarding previous work on the Currey zone. Available records do not describe anything

like the Currey breccia which suggests it was not recognized by previous prospectors or mine operators.

Gold mineralization in the Currey zone drill core intercept is marked by strong pervasive poly-phase quartz veining, localized black quartz flooding (possible fine grained sulfides?), pervasive sericite alteration and multiple event brecciation and silicification (Freeman, 2001; Figure 9). Coarse grained euhedral pyrite is common and is accompanied by extremely fine grained dark gray sulfides or sulfosalts which are normally present in high grade vein deposits in the district. Open space vugs with dogtooth quartz crystals occur locally. A hand specimen of sample 110920 (235-240') contains fragments of sericite altered medium grained granodiorite cut by numerous thin (<1 mm) quartz veinlets. This interval grades 6.37 gpt gold, 7,054 ppm arsenic and 221 ppm antimony. Veinlets within the intrusive fragments terminate at the fragment boundary indicating the intrusive was cut by quartz veins and subjected to sericitic alteration prior to being included in the Currey zone breccia. Except for the higher quartz vein volume in the Currey zone intrusive fragments, the intrusive itself looks very similar to the Dolphin intrusive which crops out only 1,500 feet to the southwest (Freeman, 1996b; Freeman, 1996c; Figure 5). This is the first time mineralized intrusive has been intercepted in the Cleary Hill area. Its presence strengthens the theory that the Dolphin shear zone is genetically related to gold mineralization in the Cleary Hill mine area.

Anomalous gold values in the Currey zone are associated with highly anomalous arsenic (1,672 to >10,000 ppm) and antimony (89 to >2,000 ppm). Sporadic anomalous lead (to 219 ppm) and silver (to 6.9 ppm) also occur in the Currey zone. Metal values in the Currey zone appear to be concentrated toward the upper (hangingwall?) contact beginning at 218 feet. Gold, silver, arsenic, antimony cadmium, copper and sulfur peak at the upper contact and decrease down-hole toward the lower contact zone at 282 feet. Neither Bi nor Te is above detection limit in the Currey zone indicating mineralization is distal to an intrusive source. This observation is in agreement with previous work done on this area of the Golden Summit project (Flanigan and others, 2000).

A correlation matrix analysis conducted on 30 samples returned from 0 to 350 depth in the hole indicate gold is strongly correlative with arsenic ($p = 0.83$) and silver ($p = 0.75$) and moderately correlative with antimony ($p = 0.69$). Antimony is strongly correlative with silver and moderately correlative with copper suggesting the presence of freibergite (argentiferous tetrahedrite), a common mineral species in the vein and shear deposits in the district. Unlike most other high grade occurrences in the Golden Summit area, lead is poorly correlative with gold, antimony and arsenic. Although manganese is not normally a diagnostic pathfinder in the Fairbanks District, this element is strongly depleted in the Currey zone. The cause of this depletion is unknown but may be related to relative depletion due to silica flooding and veining. It may also be explained if the host rock which makes up the matrix of the Currey zone breccia is predominantly felsic intrusive rock. Despite the presence of pervasive sericitic alteration, potassium also is

depleted in the Currey zone. Sodium is depleted in the Currey zone, possibly as a result of plagioclase-destructive alteration. Unlike other mineralized intervals in hole CHD00-1, sulfur is strongly enriched in the Currey zone lending credence to the conclusion that the mineralization intercepted in the Currey zone constitutes a significant new discovery on the Golden Summit project.

The strike and dip extents of the Currey zone are unknown at present. The closest drilling to the east of the discovery hole is over 3,000 feet away in the Tamarack drill area (Freeman and others, 1998). There are no drill holes of any kind to the west of the discovery hole although the most likely candidates for an on-strike extension of the Currey zone are the Dolphin deposit (+600,000 oz @ 0.020 opt, Adams, 1996) or Tolovana shear zone, both of which are at least 1,500 feet away. Soil auger sampling conducted in 1995 through 1998 covers only a portion of the strike extent of the Currey zone (Freeman and others, 1996; Freeman and others, 1998). Additional soil sampling can not be conducted to the west due to the extremely disturbed nature of the area as a result of placer gold mining in Bedrock Creek and trenching conducted on the Tolovana vein in the mid-1980's. The three prominent gold in soil highs that are present north of the collar of CHD00-1 (Figure 6) are aligned approximately N80E and occur approximately 220 feet north of the collar of hole CHD00-1. They may be a manifestation of the Currey zone at surface but only trenching and drilling will determine if this statement is accurate.

In February 2002 Freegold completed approximately 4.5 line kilometers of capacitive coupled resistivity and VLF-EM surveys in the Cleary Hill mine area. These surveys were designed to better define the structures which host high grade gold mineralization intersected in drilling conducted by the company in 1996 through 2000. Preliminary data from these surveys suggest capacitive coupled resistivity was successful in outlining known veins and shear zones. Reduction of these data are in progress as this report is being written.

DRILLING

Drilling completed on the Golden Summit project includes with 68,370 feet of core and reverse circulation drilling in 172 holes. Drilling was conducted by third-party contractors in 1992, 1994-98 and 2000 and consisted of both diamond core and down-hole hammer reverse circulation drilling. All drilling conducted during these programs was managed by Avalon Development and was conducted by local and national drilling contractors. Reverse circulation samples consisted of one-eighth splits of each 5 foot interval while all core samples were sawed at variable intervals depending on visible geological criteria.

SAMPLING METHOD AND APPROACH

During the period 1992 to 2000, analytical work was completed by Chemex Labs and Bondar Clegg Ltd. at their facilities in Vancouver, B.C. Duplicate samples were inserted on a one for ten basis beginning in 1996 while blanks and standards were used in 1998 and 2000. During all programs, Avalon Development collected, logged and retained the samples collected in the field until turned over to a commercial laboratory representative.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples collected on the Golden Summit project were retained at Avalon's secure warehouse facility until picked up by Chemex or Bondar Clegg. Sample preparation was completed by Chemex or Bondar Clegg in their laboratories in Anchorage and/or Fairbanks. Analytical work consisted of a series of gold by fire assay plus multi-element inductively coupled plasma (ICP) analyses.

DATA VERIFICATION

Sample duplicates were inserted into drill sample strings on a one for 10 basis. Blanks and a small number of standards were introduced into sample stre4ams in 1998 and 2000. Sample blanks composed of Browns Hill Quarry basalt from the Fairbanks Mining District, Alaska were inserted on a minimum 1 for 25 basis into the sample sequence. Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis. Analyses of variance performed by on samples analyzed by Bondar-Clegg and Chemex indicate no unusual or spurious sample results in the blanks submitted. Samples containing coarse gold will present repeatability problems which future exploration needs to consider.

ADJACENT PROPERTIES

The Golden Summit is surrounded by over a dozen small to moderate size properties owned by small companies and individuals. Several of these properties contain old mines and known-gold-bearing prospects (Freeman, 1992a). While some of these properties contain mineral resources or mineralization that are similar to that known to exist on the Golden Summit project, a discussion of these prospects is outside the scope of this summary.

MINERAL PROCESSING AND METALLURGICAL TESTING

Freegold has completed no metallurgical or petrographic analyses on samples from the Currey zone. Metallic screen analyses were conducted on selected samples of

the Cleary Hill mine drill samples and indicate a significant nugget effect caused by coarse free visible gold (Freeman and others, 1996).

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no mineral resources or mineral reserves on the Golden Summit project.

OTHER RELEVANT DATA AND INFORMATION

The are no other data available to the author that bear directly on the potential of the Golden Summit project.

INTERPRETATIONS AND CONCLUSIONS

The Golden Summit project is located in a road accessible mining district with excellent land status and infrastructure. Several historic producing mines are present on the property and extensive surface exploration has been conducted on the property and on adjacent lands since 1992. Drilling conducted prior to 2000 indicated the property had potential for high-grade vein hosted resources such as those intercepted beneath the old underground workings of the Cleary Hill mine. Drilling completed in 2000 indicated that both high-grade vein mineralization and shear-hosted gold mineralization are present on the property, either of which has potential for future resource development.

RECOMMENDATIONS:

Based on preliminary field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

Core Drilling: *Two additional diamond drill holes should be drilled into the Currey zone to establish its true dip (Figure 8). Proposed hole CHD00-2 would be approximately 300 feet deep and drilled at –65 degrees. Proposed hole CHD00-3 would be 250 fee deep at an angle of -50 degrees. Both holes should be drilled with HX core with emphasis on recovery in extremely broken shear zones. Holes CHD00-2 and CHD00-3 would be collared from the same pad located about 100 feet due north of hole CHD00-1. The estimated cost of this drilling is $30,000.*

Geophysics: *Pending the reduction of resistivity data collected in February, 2002, additional resistivity or comparable geophysics may be warranted. Given the lack of outcrop in the area, geophysical work may help reduce trenching or drilling designed to*

find and determine the strike and dip of mineralized structures. The estimated cost of doubling the strike length of the Currey zone that was covered by the initial resistivity survey is approximately $12,000.

Trenching: *At least two dozer or backhoe trenches should be placed over the surface projection of the Currey zone to the east and west of the drill line (Figure 8). The purpose of these trenches is to determine the strike of the Currey zone prior to additional drilling. The 1939 cross cut adit indicates the Currey zone strikes N80°E and dips approximately 55° degrees south. Both the strike and dip of the Currey zone from the 1939 cross cut are plausible given other vein orientations in the Cleary Hill area. Trenches excavated in Phase 2 will be mapped and sampled on close-spaced centers (5 feet or less) to determine grade variations across the shear zone. Structural details will be mapped to determine the controls on mineralization. Selected samples should be reanalyzed by metallic screen methods to quantify nugget effect. Several composite samples from trenching should be submitted for bottle roll cyanide extraction analysis to determine the leachability of oxidized material from the Currey zone. The estimated cost of this work is $15,000.*

CHD00-1 Work: *All unassayed intervals in hole CHD00-1 should split and assayed using 4-acid digestion procedures. In addition, preliminary metallurgical and petrographic work should be considered for rejects from hole CHD00-1 to determine the cyanide leach characteristics of the Currey zone below the oxide zone and to determine how the gold occurs in the zone. The estimated cost of this work is $2,500.*

Logistics: *Given the superb access and infrastructure of the Cleary Hill mine area, trenching and drilling on the Currey zone can be conducted at any time of the year except during spring thaw and winter freeze-up. For internal budgeting purposes estimated costs for follow-up work are estimated at $25 per foot of trench constructed and sampled and $50 per foot of core hole drilled and sampled.*

Data Compilation: *The Golden Summit property contains a number of past producing mines as well as gold prospects where mineralization has been documented. Primary among these prospects are the Hi Yu mine (110,000 ounces of past production), McCarty – American Eagle mine (60,000 ounces of past production) and Newsboy mine (40,000 ounces of past production, Freeman and others, 1996). Exploration success at the Cleary Hill mine area was a direct result of data compilation and conversion to a GIS platform that enabled accurate drill hole placement. Similar data compilation needs to be conducted at the other high grade mines and prospects on the property. No budget is allocated for this work since specific objectives must be agreed upon prior to estimating the cost of such work.*

UNION BAY PROPERTY, ALASKA

The Following information was excerpted from a technical report prepared by Avalon Development Inc.

PROPERTY DESCRIPTION AND LOCATION

The Union Bay PGE prospect is located in southeast Alaska about 35 miles north-northwest of Ketchikan on the northeast end of Cleveland Peninsula (Figure 1). The property is bounded on the north and east by Vixen Inlet, on the south by Cannery Creek, on the west by Union Bay.

The Union Bay project consists of 336 unpatented Federal lode mining claims covering 6,720 acres, 42 unpatented Federal placer claims covering 840 acres and 6 state of Alaska mining claims covering 240 acre. In this part of Alaska, mineral rights are administered by the State of Alaska and the U.S. Forest Service. The Union Bay project is located within the Tongass National Forest on multiple-use lands open to mineral development. Annual rental payments on Federal mining claims are due on or before each August 31 and total $100 per claim per year. Annual rentals are paid in lieu of work on Federal ground. For State claims annual rents are $25 per claim and work on the ground in the amount of $100 per claim per year is required. All claims in the Union Bay property currently are in good standing.

In April 2001 Quaterra Resources acquired the right to earn a 50% interest in the Union Bay project by spending US$ 1.0 million on exploration and development and by making staged cash payments to International Freegold Mineral Development Inc. totaling US$100,000 over the next four years. Quaterra will also issue International Freegold up to 200,000 shares of its common stock by April 2002. Quaterra will be the operator during the earn-in period, with fieldwork directed by its Alaskan-based consultant Avalon Development Corporation. Current expenditures by Quaterra at Union Bay total approximately $550,000.

Reporting of Quaterra's Exploration program is available on SEDAR, under Quaterra Resources Inc.

ALMADEN PROPERTY – IDAHO, USA

Property Description and Location

Pursuant to an agreement (the "*Almaden Agreement*") dated May 6, 1996 between the Company, Ican Minerals Ltd., Ican Minerals Inc. and Canu Resources, Inc. ("*Canu*") (collectively, the "*Almaden Optionors*"), each of which were at arms'-length to the Company, the Optionors granted to the Company an option (the "*Almaden Option*") to acquire up to a 60% interest in and to certain mineral claims located in Washington County in the State of Idaho, U.S.A. (collectively, the "*Almaden Property*"). In consideration therefor, the Company agreed to make the following payments to Homestake Mining

Company ("*Homestake*") pursuant to an underlying option agreement between Homestake and the Almaden Optionors as discussed below:

(i) US$50,000 on February 1, 1996 (which payment has been made);

(ii) US$200,000 on May 1, 1996 (which payment has been made);

(iii) US$100,000 on or before February 1, 1998 (which payment has been made);

(iv) US$100,000 on or before February 1, 1999; (which payment has been made); and

(v) US$50,000 on or before February 1, 2000. (payment made)

The Company is/was required to make all payments required to keep the Almaden Property in good standing, produce a final feasibility report prior to December 31, 1997 (feasibility study was completed in July, 1997) and make the decision to commence commercial production on or before February 1, 1999. On September 11, 1997, the Almaden Optionors acknowledged that the Company had earned a fully vested 60% interest in the Almaden Property.

Pursuant to a declaration and undertaking (the "*Almaden Trust Declaration*") dated May 8, 1996, between the Company and its subsidiary, Free Gold Recovery U.S.A., the Company declared that it acquired the Almaden Option in trust for Free Gold Recovery U.S.A. and that all monies spent by the Company on the Almaden Property will be treated as an interest-bearing loan repayable by Free Gold Recovery U.S.A. to the Company.

The Almaden Property was originally acquired by Homestake from several underlying owners (the "*Underlying Owners*"), each of whom is at arms'-length to the Company. Homestake subsequently assigned all of its right, title and interest in and to the Almaden Property (subject to retention by the Underlying Owners of a production royalty of 4% of net returns) to Canu pursuant to an agreement dated February 1, 1985, as amended December 1, 1990, January 26, 1994 and June 26, 1995. In consideration therefore, Canu agreed to make expenditures totalling US$2,000,000 on the Almaden Property on or before February 1, 1992 (which expenditures have been incurred) and complete a feasibility report by December 31, 1997 (which report was prepared for the Company in July, 1997). Pursuant to the above-referenced agreement between Canu and Homestake dated January 26, 1994, Homestake retains a net smelter return royalty of 1% if the average price of gold is less than US$425 per ounce and 2% if the average price of gold is equal to or greater than US$425 per ounce.

Canu subsequently optioned the Almaden Property to Compass Capital Ltd. ("*Compass*") by agreement dated May 24, 1995, and Compass, by agreement dated

December 13, 1995, as amended February 28, 1996 (the "*Almaden Assignment Agreement*"), assigned its option to the Company. Compass agreed that the Company could enter into direct contractual agreement with Canu, and it granted a complete discharge and quit-claim of the Almaden Property option given Compass by Canu. In consideration of the assignment, the Company agreed to issue to the shareholders of Compass a total of up to 6,000,000 common shares of the Company (the "*Compass Shares*") proportionate to their shareholdings of Compass, issuable as follows:

(i) 900,000 common shares on closing of a financing of at least US$2,000,000 (which common shares have been issued);

(ii) 600,000 common shares upon successful conclusion of leach tests of the ores of the Almaden Property, such leach tests showing a minimum of a 50% recovery, and the filing of an acceptable technical report with the Exchange (which shares have been issued);

(iii) 2,700,000 common shares to be issued upon producing an independent engineering report confirming no less than 400,000 ounces of recoverable gold. The report must indicate an internal rate of return (IRR) of 15% or greater in relation to the project. If this IRR is not achieved, the Company may determine whether to proceed and issue the shares. If the Company does not proceed, then it must quit claim the property interest back to the Compass shareholders; and

(iv) up to 1,800,000 shares to be issued on a pro-rata basis upon producing engineering reports confirming additional gold as follows:

- 3.43 shares per ounce of recoverable gold between 400,000 ounces and 750,000 ounces; and
- 2.4 shares per ounce of recoverable gold between 750,000 ounces and 1,000,000 ounces.

In July 1997, the Company completed a feasibility report on the portion of the property which has been explored which indicates proven and probable recoverable reserves of approximately 520,000 ounces of gold over a six-year period. The report calculates an 18.9% discounted cash flow rate of return (DCFROR) based on a gold selling price of US $364 per ounce. Pursuant to the agreement, the Company agreed to issue 3,121,714 shares based on this report.

Under the agreement, the Company had until February 1999, to make a production decision. At the discretion of the optionor and upon payment of an annual penalty of US $25,000, starting in February, 2000 the Company may postpone the production decision until February, 2009. The annual penalty was waived.

The shareholders of Compass entered into a voluntary pooling and voting trust agreement whereby the 3,121,714 shares were subject to the following restrictions:

i) The shares were released to the shareholders in three lots. The first 50% of the shares were to be released in May, 1998. A further 25% of the shares will be released in May 1999 and the final 25% of the shares will be released in May, 2000.
ii) Each shareholder may only sell 25% of the released shares in any calendar quarter; and,
iii) During the term of the pooling agreement, firstly the Company, and secondly, a director of the Company has the right of first refusal on all shares offered for sale by the Compass shareholders.

The Company is responsible for performing all required assessment work and making the appropriate filings in order to keep the Almaden Property in good standing. The Company is also required to make the following property payments to the Underlying Owners:

(i) US$24,000 per year, US$6,000 of which is payable on or before March 20th of each year, and the remaining US$18,000 of which is to be accumulated for payment upon the commencement of commercial production on that portion of the Almaden Property acquired from one of the Underlying Owners pursuant to a mining lease dated March 20, 1979, as amended February 23, 1982; and

(ii) rent to the Chrestesens in the amount of US$4.00 per month for each acre then constituting part of those claims comprising part of the Almaden Property acquired from the Chrestesens pursuant to a mining lease dated March 17, 1981, as amended December 1, 1990. This portion of the Almaden Property is comprised of approximately 640 acres.

International Freegold purchased the remaining 40% of the Almaden Project for 2 million shares in 2001, and now owns 100% of the Almaden Project subject to the underlying agreements and royalties.

The Almaden Property is located in Washington County, Idaho, and is about 12 miles east of Weiser, Idaho. Weiser is approximately 75 miles northwest of Boise, the state capital. The Almaden Property consists of approximately 2,140 acres comprised of 83 unpatented federal lode mining claims, leased patented federal lode mining claims, and leased fee land. Most of the proposed mining occurs on the patented mining claims. However, the leach pad, dumps and other infrastructure occur on the unpatented mining claims, which is on land administered by the Bureau of Land Management.

Several Federal, State and local permits or approvals will be required prior to constructing or operating the Almaden Property. The most significant of these permits or approvals will be compliance with the Bureau of Land Management requirements for surface disturbance of public lands and with the Idaho Department of Lands requirements for reclamation of mined lands.

Material on the Almaden Project was originally filed and disclosed in a 1997 prospectus by International Freeegold Mineral Development Inc.


ALMADEN PROJECT
WEISER
PAYETTE
EMMETT
CALDWELL
NAMPA
BOISE
New Plymouth
Parma
Middleton
Star
Eagle
Greenleaf
Homedale
Marsing
Kuna
Pinehurst
Fruitland
117
44°

GENERAL LOCATION MAP

Accessibility, Climate, Local Resources Infrastructure and Physiography

The Almaden Property is located in Washington County, Idaho, and is about 12 miles east of Weiser, Idaho. Weiser is approximately 75 miles northwest of Boise, the state capital. Weiser and Washington County have a population of approximately 5,000 and 9,000 respectively. The topography of the property area consists of moderate to steep hillsides and elevations range from 2,600 feet to 3,733 feet. The climate consists of cold winters and warm summers. The average annual precipitation is about 12 inches. Access to the property is by county maintained roads to within about 2 miles of the gold deposit.

History

The Idaho Almaden Mine was first developed as a mercury mine in 1937 and by 1938 had become a large producer. Mercury was produced from cinnabar ore by utilizing a rotary kiln equipped with a condenser sysyem. The mine was largely shut down from 1942 until 1955, when production was resumed by El Paso Gas and Oil Company of Salt Lake City, Utah with reportedly the world's largest single rotary kiln. In 1957, 2200 flasks of mercury were produced. In subsequent year production rates were lower and the mine was shut down in 1972. There has been no gold production from the Almaden project area.

Homestake Mining Company first investigated the property as part of their program to evaluate hot spring systems as potential gold deposits. This program resulted from Homestake's discovery of the McLaughlin deposit in California, which had also been a historic mercury producer. Old reports mention a gold content in the ores of Almaden of 0.01 to 0.02 oz Au/t, which were not of interest in 1938. Homestake explored the property for about two years,, and in subsequent years several other companies continued exploration.

Previous holders of the Almaden Property have done differing amounts of geological work. C.P. Ross of the US Geological Survey provided a detailed description of the mercury deposits in 1956. Orocon Resources recognized the hot spring nature of the deposit in the 1980s and described the overall elements of the geology. This included detailed geological mapping and recompiling all of the drill hole data. Neither Orocon nor Amax appeared to have prepared detailed geological cross sections of the deposit

Regional Geology

The Property is located on the eastern edge of the Columbian Plateau in an area known as the Weiser Embayment. The Columbia Plateau is a geologic province characterized by a thick succession of extrusive basalts which cover northern Oregon, southeastern Washington and parts of western Idaho. The embayment is the southernmost of the three lobate extensions of the plateau along its eastern edge. Most of the rocks exposed at the surface in the region belong to the Columbia River Basalt (CRB) group of

Micocene age. Rock older than the Columbia River Basalts occur as topographic highs and are remnants of the mature landscape that existed prior to the extrusion of the basalts.

Basalt of the CRB was extruded from vents to the west and northwest and spread eastward over mature landscape in the area now known as the Weiser Embayment. Three formations of the CRB are recognized in the southern part of the embayment. These are, from oldest to youngest, the Imnaha Basalt, Grande Ronde Basalt, and the Weiser Basalt; the latter has been further divided into three members. Although no basalt is found on the top of Nutmeg Mountain and it visible on all directions.

Nutmeg Mountain, which occupies the axis of a north west trend breached anticline, owes its topographic prominence to the same process that led to the development of the mineralization. Sifification of the sandstone by hydrothermal fluids has made the sandstone in and around the mineralization much more resistant to erosion that the sediments in the area beyond the limits of silification.

The most prominent structural features of the area between the Weiser River and Crane Creek Reservoir are north-west trending faults and open folds. These features form a belt that may be as much as 80km wide and extending 200km along strike. This structural belt is known as the Paddock Valley fault system. Nutmeg Mountain is located along the axis of one of the anticlines within this structural belt. Tensional fractures parallel to the axis of the anticline were probably conduits for gold and mercury bearing hydrothermal fluids.

The Almaden property is centered on Nutmeg Mountain, which is underlain by sediments commonly assigned to the mid Tertiary Payette Formation. The sediments consist of shale, mudstones and sandstones, which are somewhat arkosic. The sandstones predominate, at least in the area of exploration. The mudstones are generally not silicified or mineralizer, except for pyrite. The main host for silification and mineralization is the sandstone.

The main structural features of the property are north-west trending faults, fractures, and possible open folds. The main mineralized zone appears to be confined between two steeply dipping fault zones that generally trend N 35^0 W. The main mineralized zone has a pronounced N 20^0 to 25^0 W trend. Within the area of the main mineralized zone, there is a second set of smaller fractures, usually filled with chalcedony or quartz veins. These secondary factures trend N 50 to 780 W . Their role is controlling gold distribution is not clear.

Other structural features exposed on Nutmeg Mountain indicate a second tectonic regime, which predates the northwest trending Paddock Valley structural zone. It is represented on the east side of the mineralized zone by an east-northeast fold set. This structural trend appears to be truncated on the west by a major north-west trending fault zone which forms the east side of the main mineralized zone.

A smaller north zone of mineralization lacks a pronounces overall trend. However on the cliff face west of the old mercury pit, a set of N 60 0 W trending, steeply dipping veins are exposed. There may be a feeder zone for the north mineralized zone.

Exploration

A total of 133, 870 feet has been drilled in 677 holes. A total of 24, 033 fire assays and 10,051 cyanide soluable gold assays (HCL assays) were done by different companies. Metallurgical testing has been carried out by six companies and the data collected by previous operators includes results of over 10,000 cyanide soluable gold assays, 214 bottle roll leach tests, and 118 column leach tests on drill cuttings, crushed drill core and surface material. Amax conducted the most extensive work and organized much of the data from the previous exploration material.

Amax, in 1993, estimated a "mineable resource" of 31 million tons grading 0.0235 oz Au/t containing 729,000 ounces of gold. Amax envisioned a combination of direct leaching of ROM material and crushing a select portion of the higher grade material before blending it in witht eh ROM and placing it on a leach pad. Amax estimated a 37 to 38 percent recovery of gold and a $32 million capital cost plus $9 million in ongoing capital for a total of $41 million. Amax concluded that the project economics were not acceptable and terminated their agreements in early 1994.

Watts, Griffs and McOuat Limited (WGM) conducted a brief geologic examination of the deposit in May 1996. This site visit was focused on gaining a general picture of the property geology and determining if the available data were accurate. In the course of the study, WGM also reviewed the drilling data and compiled several working geological cross sections as part of the attempt to determine if there were geologic controls on gold recovery.

Mineralization

The geologic features of the Almaden Deposit are consistent with the classic hot springs ore deposit model. The deposit consists of a tabular mineralized zone underlain by steeply dipping veins of the feeder zone and capped by silica unit, in this case, opalite. The opalite appears to pre dated the gold mineralization and apparently acted as an impermeable cap unit. It therefore controls the gold mineralization to some degree by having localized gold desposition below the cap.

The host rock below is arkosic sandstone which is flat lying to gently dipping. Within the sandstone, the permeability of individual beds appears to control the distibution of gold. This conclusion is supported by the variography of gold assays generated by Amax. The variography shows a large horizontal range by a very restricted vertical range of influence for any sample.

Three styles of alteration are recognized on the Almaden Property; silification, argillization and carbonate alteration. Of these, silification is by far the most common. It ranges from silica veining through silica floodinn to total replacement of the host rock. The zone of most intense silification is represented by the hydrothermal breccia unit. In the main zone, the gold mineralization generally coincides with the most intense silicification.

Argillic alteration is common, but is not well described in the in drill hole logs. It ranges from weak clay alteration of sandstone to nearly total argillization. It appears to be most common and intense in the central part of the main zone and along the fault zone at the east margin of the Main zone. Below and in the lower part of the mineralized zone, calcite is common. This alteration is typically described as "quartz-calcite roc" in the drill hole logs.

As previously described the Almaden deposit was originally mined for mercury, although gold mineralization was knowm, even in the 1940's. Cinnabar occurs in the opalite unit. It is very fine grained and is typically deposited along fractures, in veinlets, and as surface coatings in cavities.

Homestake Mining has reported that gold is present as particles of native gold ranging from <1 to 5 microns in size. No visible gold has been reported. The silver content of the gold averages 25 percent. The gold grains always appear in silica.

The only other sulphide mineral present is pyrite. It occurs as very fine disseminated grains the most of the rock units, but is less common in opalite and hydrothermal breccia. Typically, the amount of pyrite is less than one percent, although it ranges up to ten percent locally.

The mineralization occurs in two well-defined zones, referred to as the Main and North Zones. The majority of tonnage is in the Main Zone. The smaller North Zone lacks a pronounced overall trend. However, on the ridge face west of the old mercury pit a set of N60°W trending steeply dipping veins are exposed. These veins may represent a feeder for the North Zone.

Drilling

Since 1980 considerable exploration has been done on the Almaden deposit. The Almaden data base consists of 677 drill holes totaling 133,870 feet, and over 24,000 gold assays. The majority of the drill holes are rotary or reverse circulation; however there are also 26 core holes totaling 6,180 feet. The holes were sampled and assayed in five-foot intervals.

Sampling and Analysis

The majority of the assays were by conventional fire assay with the remainder by fire assay digestion with atomic absorption finish. The analyses for all of the drill holes were done at reputable commercial laboratories. No samples were available from the previous drill holes so no check analyses were done as part of this feasibility study.

In 1991-92 Amax collected all of the available data and compiled it into a unified data base. Amax also resurveyed many of the drill hole collars and converted all of the drill hole locations to UTM coordinates. The Amax database was obtained by Freegold and provided to WGM for use in the study.

Freegold also obtained the files containing the original assay data. WGM reviewed these files and performed a random check of approximately 600 records in the data base. Of the data checked (0.5% of the data) only minor rounding or truncation errors were noted. The various notes and memoranda filed with the assay data indicate that Amax personnel were very thorough in the compilation and verification of the data base.

WGM also reviewed the check assay data contained in the files. The data itself was visually examined and the summaries prepared by the various parties were reviewed. The raw data was not recompiled. The Amax samples were analyzed at Bondar Clegg with check analyses done at Barringer. The majority of the Amax results were summarized in an internal memorandum dated September 1992. According to the Amax memorandum the difference between the check assays and the original assay ranged from –42% to + 38% with an average difference of +10.6%. Amax concluded that the check assays indicated "consistent acceptable data".

The 512 Ican drill holes were assayed by Chemex and checked by Bondar Clegg. The check assays on 765 samples were reviewed by Bechtel in 1986. Bechtel concluded that the check assays showed a good comparision for samples containing less than 0.02-0.03 oz Au/t. The check assays on samples containing over 0.02 – 0.03 oz Au/t were 10-15% higher than the original assays. WGM did not investigate this difference in assay results.

Based on the review of the original data described above, WGM is of the opinion that the assay data base contains few data entry errors and that the data itself is of high quality. The analyses for all of the drill holes were done at reputable commercial laboratories. WGM considers the check assays are within acceptable limits of variation and indicate a high degree of confidence for the assay data as a whole.

Silicification is the most notable alteration type and the deposit contains an opalite cap, which also may have focused fluid flow, as most of the gold mineralization is under the opalite cap. The deposit is well oxidized with only small areas still containing pyrite. For purposes of grade modeling, the deposit area was divided into ten rock types that take into account alteration and brecciation. The total estimate Mineral Deposit for the Almaden property is set out in the following table:

MINERALIZED DEPOSIT SUMMARY
ALMADEN GOLD PROJECT

Totals (Main & North Zones)

Tons (000's)	Au Grade oz/t
39,560	0.021

The conclusions and highlights of recent metallurgical studies are summarized in the following table:

SUMMARY OF METALLURGY AND PROCESSING
ALMADEN GOLD PROJECT

Average gold extraction	63%
Ore, tons/yr	8,000,000
Grade, oz/ton	0.021
Gold produced, oz/yr	105,840
Silver produced, oz/yr	31,920
Mercury produced, oz/yr	300,800
Crush size	Minus 6 inches
Process	Heap leach and Merrill-Crowe
Pregnant solution, gallons/minute	2,845
Capital cost, process only w/o pad and ponds	$12,986,700
Operating cost, process and lab, per ton of ore	$1.00

No immediate work is planned on the Almaden project and additional work will depend upon an improvement in the gold price from current levels (+/- $270 ounce gold). The property will be maintained.

Mineral Resource and Mineral Reserve Estimates:

In 1996, Watt, Griffis and McOuat Limited undertook an engineering study at the request of International Freegold Mineral Development. The following is excerpted from this report dated July 3rd, 1997 from the section entitled recommendations and conclusions.

The Almaden gold deposit is a hot springs type epithermal gold deposit. Based on this feasibility study(July 3rd, 1997) the deposit is considered economic at a gold price of $364/oz Au. At this price the project has a DCFROR of 18.9 percent and a NPV at 10 percent of approximately $10M.

The grade tonnage estimate is based upon approximately 24,000 fire assays from approximately 677 drill holes. The deposit was modeled by inverse distance squared interpolation within the limit of mineralization as defined by the 0.01 oz Au/t assay limit. WGM considers the database to be adequate for reserve estimation and based upon average drill hole spacing, considers that the deposit contains a geologic resource of 44M tons at a grade level of 0.021 oz Au/t. Approximately 94 percent of the geologic resource is considered to meet the criteria for a measured resource. Approximately 86% of the total geologic resource is considered to meet the criteria of a proven ore reserve and an additional 4 percent of the total geologic resource is considered to meet the criteria for a probable ore reserve. This proven plus probable ore reserve is estimated to be 39.6M tons grading 0.021 oz Au/t.

Metal recovery is considered to be the critical factor for the project and was addressed in detail in this study through column leach tests on core and bulk samples. Column leach testing of seven ROM samples from pits drilled and blasted within the ore deposit has shown higher extractions of gold as compared to column leach tests performed on crushed core. This is probably due to fractures created in the rock by blasting.

A relationship was observed between the column leach data from bulk samples and the NaCN soluble gold assay data (hot cyanide leach assay (HCL) from drill hole samples, of which there are approximately 10,000 HCL assays throughout the deposit. Utilizing this relationship, a recoverable grade was calculated for each block in the block model of the deposit and a deposit average recovery grade and an average recovery grade calculated for the entire deposit. The average recovery grade is estimated at 0.013 oz Au/t and the average recovery for the mineable reserve portion of the deposit is estimated at 63 percent. This recovery will be attained after completion of leaching, rinsing and detoxification of the heap, and would yield 526,8000 ounces of gold.

Additional column testing of run-of-mine (ROM) material using 3M's fluorinate surfactant (wetting agent) should be done to determine if the rate or amount of gold extraction is improved. The minable reserve estimate was done using floating cone methodology and includes put access and haulage roads. The floating cone estimate was done using $390/oz Au generated a cutoff grade of 0.004 oz Au/t. There are an estimated 22,388,000 tons of waste that will be moved for a life-of-mine stripping ratio of 0.6.

The estimated pre-production capital cost for the project is approximately $37.9 million. The operating cost estimate is based on contract mining. The estimated capital cost of the processing facilities from crushing through dore production, but excluding the leach pad and ponds is approximately $12.9 million. The estimated capital cost of leach pads and ponds is approximately $13 million.

The mine and process facilities design is based on processing eight million tons of ore per year. The average operating cost for mining and processing is estimated at

$2.73/ton or $206.44/oz of recovered gold. The operating cost for the processing facility is estimated to be $1.00/ton.

An assessment of the environmental factors that may affect the implementation of mining revealed no significant factors which could prevent the development of the project. The permitting process for the mine, however, may take up to 30 months to complete. WGM recommends that this process begin as soon as possible. Collection of baseline environmental data should also begin immediately, as this data is required by some of the regulatory agencies. Additionally, since the project site was a former mercury mine and processing facility, studies may be needed to assess the migration of mercury in soils, streams, etc. Investigation of this potential problem with the appropriate regulatory agencies is recommended.

A schedule and budge were prepared by WGM including an estimate of time and cost required to permit the development of the Almaden gold deposit. WGM considers the time and cost estimates reasonable but did not investigate the permitting process in detail. This represents the major uncertainty in the Project Schedule which should be done by personnel assigned to the responsibility of managing the permitting process.

Other items that require further investigation early in the pre-production phase are the acquisition of water and electrical power. Detailed study of these items was beyond the scope of this study, however WGM is of the opinion that water may be best obtained from one or more wells on the property and that electrical power may be obtained from a local power company.

A detailed mine planning study to optimize the mine plan and produce detailed construction and operating plans is necessary. The major items of this study should include.

Evaluation of any isolated ore zones for economic viability including all stripping and haul road construction required to recover the ore;

Evaluation of alternative road locations and completion of detailed design of all access and haulage roads and shop site;

Development of monthly production plans for the first year;
Preparation of detailed design and construction schedules;

Preparation of equipment specifications and soliciting purchase quotation; and

Preparation of all documents required for permitting purposes.

Other activities that should be considered following the decision to proceed with pre-production activities are, but not limited to:

A boundary survey of the unpatented claims should be done to insure there are no gaps within the claim block and that the claims tie in with the private land as indicated on the landmap.

A study to determine or define a sampling and analytical procedure that gives the best precision for the Almaden ore. This study would serve as the basis for the mine grade control system.

Completion of infill drilling to define the southern and lower limits of the deposit.

Preparation of detailed geologic cross sections and level plans of the deposit.

Sudbury Mining District, Ontario – PGM PROPERTIES

Recent discoveries of significant PGM type mineralization in the Sudbury area has intensified the search for economically viable PGM deposits. To that end The Company acquired a total of 10 properties in the area, in 2000. The properties the Company has acquired cover either mafic intrusive rocks of the River Valley or Nipissing Diabase both of which are geologically prospective for hosting PGM–Cu-Ni type deposits. Following a preliminary field exploration program conducted from May to October 2000, the Company has turned back several of the Properties to the Vendors, notably PGM B,C and D. Exploration efforts in 2001 were concentrated on PGM "A" – 282 units, located in the Janes Township.

PGM A: Janes and Dana Townships, Sudbury Mining District. Ontario

Property Title

Pursuant to a signed Agreement, dated as of March 6th, 2000 between Larry Gervais ("Gervais") the Company acquired the rights to earn up to a 100% interest in 282 mineral claims located near Sudbury, Ontario. The Company paid Gervais the sum of $5,000 upon execution of PGM A, a further $35,500 was paid upon satisfactory completion of due diligence by the Company and TSE and CDNX approval. Property payments totaling $85,000 will be paid to Gervais over a 4 year period. The Company will also issued to Gervais 300,000 common shares (150,000 issued) in the capital of the Company at a deemed price. As further consideration under the PGM A Agreement, the Company has agreed to pay Gervais a 3% NSR royalty from mineral production from claims covered under the Agreement. The Company shall have a right at any time to purchase up to 2% of the 3% NSR royalty for $1,000,000 for the first 1% and the second 2% of NSR can be purchased for an additional $2,000,000. The Company will have first right of refusal should the Vendors decide to sell the remaining 1%.

Pursuant to the Agreement The Company will expend a minimum of $115,000 on exploration on or before November 24, 2000 and minimum of $115,000 on or before November 24, 2001 and in each subsequent year during the tenure of the Agreement.

The Company, has agreed to issue 100,000 shares to the Vendors (collectively) within 60 days of completion of a bankable feasibility study if and when that happens.

The Original Property Option Agreement for PGM A called for $115,000 worth of exploration expenditures in 2001, the Option Agreement was renegotiated and exploration expenditures were reduced to $50,000 and the cash payments due under the original agreement were renegotiated. The Company issued a cheque in the amount of $10,000 on March 6th, 2001 to maintain the Option in good standing. The Company had until August 31st, 2001 to elect to continue with the Option. The Company elected to maintain the option; however several of the claims were turned back to the Vendors. The Company will incur $50,000 worth of exploration expenditures on the Property and pay the Vendors an additional $10,000 on August 31st, 2001 (made). The Property payments now total $20,000 per year until 2003 and the shares issuance totals 300,000 shares, of which 200,000 have been paid.

In November 2001, the Company entered into an Agreement with Pacific North West Capital Corp. ("PFN") whereby PFN may earn a 70% interest in the property by completing exploration expenditures of $50,000 by December 15th, 2001, (made) and making cash payments of $60,000 and issuing 20,000 shares. PFN may purchase the remaining 30% for $750,000.

4.4 Oil and Gas Operations

The Company presently has no oil and gas operations. Therefore, this section is not applicable to the Company.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

Selected Financial Information respecting the Company

SELECTED FINANCIAL DATA
CANADIAN GAAP
(IN CANADIAN DOLLARS)

Selected Financial Data for the Year Ended December 31

	2000	1999	1998
Cash	170,479	543,792	1,523,419
Total Assets	9,356,490	10,697,824	11,976,855
Current Liability	109,039	26,027	116,653
Loss	498,919	520,549	895,194
Mineral Properties Written Off	2,401,711	1,393,800	-
Other Items	(391,539)	47,616	(108,572)
Net Loss	2,509,091	1,961,965	786,622
Deficit	12,839,120	10,312,529	8,350,564
Weighted Avg # Shares O/S	32,585,766	28,761,624	24,259,032
Loss Per Share	0.08	0.07	0.03

SELECTED FINANCIAL DATA
U.S. GAAP
(IN CANADIAN DOLLARS)

Selected Financial Data for the Fiscal Year Ended December 31

	2000	1999	1998
Cash	170,479	543,792	1,523,419
Total Assets	517,289	787,144	1,805,607
Current Liability	109,039	26,027	116,653
Loss	2,509,091	1,961,965	786,622
Deferred Mineral Expenditures	(1,071,479)	(260,568)	2,423,930
Other Items	-	-	54,000
Net Loss	1,437,612	1,701,397	3,264,552
Deficit	21,332,187	19,894,575	18,193,178
Weighted Avg # Shares O/S	32,523,156	28,699,014	24,196,412
Income (Loss) Per Share	0.04	0.06	0.13

Category	Dec 31 2000	Sept 30 2000	June 30 2000	Mar 31 2000	Dec 31 1999	Sept 30 1999	June 30 1999	Mar 31 1999
Revenues/Gross Profit	7,137	197,003	347,461	3,973	34,674	24,468	22,977	15,615
Net Income (Loss)	(2,683,403)	89,792	153,350	(68,830)	(220,386)	(1,529,197)	(107,222)	(105,160)
Loss per Share	(0.07)	0.00	0.00	(0.00)	(0.01)	(0.05)	(0.00)	(0.00)
Weighted Number of Shares Outstanding	36,384,653	35,544,059	35,295,059	30,135,059	29,435,059	12,902,000	29,435,059	28,788,392

The Company has incurred significant operating losses over the past fiscal years and continues to be dependent on financing from related parties and from share issues to provide the funding necessary to meet product development, marketing and general operating expenses. However, management of the Company believes that the actions already taken or planned will mitigate the conditions and events which rise doubts about the validity of the going concern assumption used in preparing the attached financial statements.

The auditors for the Company are Staley, Okada, Chandler & Scott, Chartered Accountants. This accounting firm is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

Share Capital

The Company is authorized to issue 100,000,000 common shares without par value. The Company presently has 39,714,653 common shares issued and outstanding as at the date of this Annual Information Form.

Common Shares

The common shares of the Company are without par value. The holders of common shares are entitled to dividends, if, as and when declared by the Board of Directors, are entitled upon liquidation, dissolution or winding-up of the Company to receive those assets distributable to shareholders and are entitled to receive notice of and attend and vote at all meetings of the shareholders of the Company. Each common share carries with it the right to one vote.

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board of Directors.

There are no indentures or agreements limiting the payment of dividends and all common shares issued by the Company rank equally as to voting power. There are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to any common shares.

There are no restrictions on the transfer of the Company's common shares. In order to change the rights of holders of the Company's stock, the shareholders of that class of the Company's stock must pass a special resolution by a majority of not less than two-thirds (2/3s) of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. There are

no limits on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities.

Options

The following table sets out the options (each an "*Option*") which were granted by the Company to Directors and Executive Officers of the Company during the Company's most recently completed financial year and which are issued and outstanding at the date of this Annual Information Form:

Name of Director and/or Executive Officer	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Harry Barr	648,000	37%	0.25	$0.20	Feb 28/05
Colin Bird	250,000	14%	0.25	$0.20	Feb 28/05
Taryn Downing	85,000	4.8%	0.25	$0.20	Feb 28/05
Bernard Barlin	25,000	1.4%	0.25	$0.20	Feb 28/05
Hubert Marleau	25,000	1.4%	0.25	$0.20	Feb 28/05

The following table sets out the options (each an "*Option*") which were granted by the Company to non-Executive Directors and employees of the Company during the Company's most recently completed financial year and which are issued and outstanding as at the date of this Annual Information Form:

Name of non-Executive Director and/or Employee	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
John Royall	50,000	2.8%	0.25	$0.20	Feb 28/05
Gordon Steblin	75,000	4.3%	0.25	$0.20	Feb 28/05
Peter de Guia	75,000	4.3%	0.25	$0.20	Feb 28/05
Audrey Savoie	40,000	2.3%	0.25	$0.20	Feb 28/05
Wayne Shaw	50,000	2.8%	0.25	$0.20	Feb 28/05
Roland Thornhill	40,000	2.3%	0.25	$0.20	Feb 28/05
Werner Grieder	75,000	4.3%	0.25	$0.20	Feb 28/05
Kristina Walcott	30,000	1.7%	0.25	$0.20	Feb 28/05
Paul Searle	30,000	1.7%	0.25	$0.20	Feb 28/05
Dan Koyich	40,000	2.3%	0.25	$0.20	Feb 28/05
Cole McFarland	20,000	1.1%	0.25	$0.20	Feb 28/05
Merle Frank	50,000	62.5%	0.50	$0.29	May 5/05
Shane Starnes	20,000	25%	0.50	$0.29	May 5/05
Charlotte Brown	10,000	12.5%	0.50	$0.29	May 5/05

In accordance with the current policies of the Exchange the Board of Directors of the Company is generally required, at each annual general meeting of shareholders of the Company, to seek disinterested shareholder approval (majority of the minority) for the granting of incentive stock Options (which Options may have special rights attached to them) to such Directors, Officers, employees and consultants of the Company during the ensuing year and at such prices and in such amounts as may be determined by the Board of Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities and, in addition, to approve the exercise of any such or outstanding incentive stock Options by Directors and insiders of the Company together with any amendment or amendments to any such incentive stock Option agreements at such prices and in such amounts as may be determined by the Directors of the Company, in their sole and absolute discretion, and as are acceptable with the appropriate regulatory authorities.

The Company's existing "*Stock Option Plan*" authorizes the Board of Directors of the Company, in its sole and absolute discretion, to grant incentive stock Options to purchase common shares of the Company to any Director, Officer, full-time or part-time dependent contractor employee or consultant of the Company upon whose judgement, initiative and efforts the Company may rely for the successful conduct of its business. The Company's existing Stock Option Plan does not provide criteria for determining the number of Options an individual shall be awarded, or the term of such Options, but confers broad discretion on the Board of Directors of the Company to make these decisions, subject to the rules and policies of the applicable stock exchange. In accordance with the current policies of the Exchange the Board of Directors of the Company is also generally required, and again at each annual general meeting of shareholders of the Company, to seek shareholder approval for the adoption by the Company of any updated Stock Option Plan pursuant to which the Company may then fix the maximum number of common shares for which Options may be granted under the Stock Option Plan at up to 20% of then issued and outstanding share capital of the Company until the next annual general meeting of the Company.

Securities Held in Escrow, in Pool or Subject to Hold Restrictions

Escrowed Securities

There are no common shares of the Company presently subject to escrow.

Securities Subject to Pool

No common shares of the Company are presently subject to pooling restrictions.

Securities Subject to Hold Periods

No common shares of the Company are presently subject to hold period restrictions as to their transferability.

5.2 Dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends. The Board of Directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

5.3 Foreign GAAP

The Company's primary financial statements have not been prepared using foreign GAAP. Therefore, this section is not applicable to the Company.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Fourth Quarter – Ended December 31, 2000

During the fourth quarter ended December 31, 2000, there were no material items that affected the Company's financial condition. Please refer to the management discussion for the year ended December 31, 2000 for further discussion and analysis.

Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999

Overview

The past year has been a year of change and diversification for International Freegold. The Company moved from a gold-only asset base to a more diversified precious metal portfolio that now includes both gold and platinum group elements.

Last spring the Company acquired more than 10 PGM properties in the River Valley area of Ontario, approximately 60 km from Sudbury and last summer the Company conducted an exploration program to better delineate targets for further exploration. In the upcoming field season your Company will focus on the PGM "A" property which consists of 282 claims units and is located adjacent to Pacific North West Capital Corp.'s promising new platinum-palladium discovery.

Freegold has also concentrated its efforts on the search for PGM deposits in Alaska. It identified two key prospects and conducted exploration accordingly, the Union Bay Area and the Tonsina Property. Union Bay returned highly anomalous samples grading up to 18.4 grams combined platinum and palladium. As a result Freegold staked additional ground and now holds over 2,500 acres.

In April, 2001 Freegold and Quaterra Resources Inc. signed a joint-venture whereby Quaterra may earn up to a 50% interest in Union Bay by making cash payments of US $125,000, issuing 200,000 shares to Freegold and incurring $1million in exploration expenditures over the next five years. Exploration for 2001 will include further sampling and diamond drilling.

In addition to its ongoing exploration for PGM's, Freegold also completed a 1000ft drill hole program on its Cleary Hill Prospect, on its Golden Summit Property, located 20 miles north of Fairbanks. The hole intersected a previously unknown hydrothermal breccia which returned 64 foot—grading 4.90 grams per tonne. Mineralization remains open in all directions. This discovery gives Freegold a high quality surface-mineable exploration target that is now being evaluated by several major gold producers.

In addition Freegold continues to hold a 60% interest in the Almaden Project in Idaho, and negotiations to acquire the additional 40% are ongoing. A Watts Griffis McOuat feasibility study indicates a reserve of 38 million tonnes, containing 526,000oz of recoverable gold which is economic at $360oz.

Freegold is looking forward to 2001 and anticipates if will be an exciting year for the company. The company will continue to advance its existing projects while maintaining an aggressive acquisition review program designed to identify new opportunities for the company and its shareholders.

Summary of Results of the Operation

The fiscal year ending December 31, 2000 resulted in a net loss of $2,509,091 which compares with a loss of $1,961,965 for the same period in 1999. Included in the loss for 2000 is a mineral property write-down of $2,401,711 as the Company reduced its land holdings on the Golden Summit Project and terminated other mineral property agreements. General and administrative expenses for the year ended December 31, 2000 were $498,919 as compared to $520,549 over the same period in 1999.

Interest income was $35,404 for the year ended December 31, 2000 as compared to $43,769 one year before.

A $520,170 capital gain was realized on the sale of investments during the year and an investment write-down of $164,035 was reported at year end. These investments have a book value of $213,062 however as at December 31, 2000 these investments have a market value of $501,880.

During the year ended December 31, 2000, the Company incurred mineral property expenditures totaling $1,330,232. Of this, $76,480 relates to the minimum holding costs of the Almaden Project, $674,180 was spent on various projects in Alaska, and $579,572 was incurred on the Sudbury, Ontario Properties. Included in the above expenditures were 1,089,594 shares at a deemed value of $144,745 as required by various underlying property agreements.

Investor relations and shareholder relations activities undertaken by the company during the year ended December 31, 2000 included attendance at various trade shows. The company did not enter into any contracts with outside parties to conduct investor relations activities on the Company's behalf.

Fiscal Year Ended December 31, 1999 compared to Fiscal Year Ended December 31, 1998

Overview

The Company focuses on the acquisition and development of North American gold projects of merit. Currently, the Company controls two gold projects: the Almaden Project, located 75 miles northwest of Boise, Idaho and the Golden Summit Project, located 20 miles north of Fairbanks, Alaska.

The Company is in the business of acquiring and exploring mineral properties and does not have an established source of revenue. The Company's historical capital needs have been met by equity subscriptions. The Company received $97,000 on the issuance of 646,667 shares during 1999. The Company believes it has sufficient working capital to fund its presently proposed exploration work programs and to meet its estimated administrative expenses of $480,000 over at least the next year.

The Company does not expect to receive significant income from any of its properties in the foreseeable future.

With the steady decline in gold prices over the last few years and general downturn in mining exploration, Management undertook to diversify International Freegold Mineral Development Inc. ("Freegold") from primarily a gold exploration company to a diversified precious metals company focusing on platinum group metal (PGM) exploration. Freegold's mandate remains to enhance shareholder value through the acquisition of quality precious metal projects. With the world demand for platinum

nearly tripling since 1982, and the potential of North America to host economically viable deposits Freegold's Management is understandably excited about this new direction.

Freegold has recently completed a comprehensive review of platinum group metal occurrences in Alaska. This review has identified a number of highly prospective PGM properties ranging from past producing mines to early stage exploration projects, which are available for acquisition.

Freegold is also aggressively acquiring PGM projects in the Sudbury Mining District. The Sudbury Mining District has already produced over 20 million ounces of platinum as a by-product of nickel production.

Freegold, will of course, continue to maintain its gold properties most notably the Golden Summit in Alaska and the Almaden in Idaho. Freegold has negotiated more favourable terms with the vendors in order to keep the holding costs to a minimum.

The Golden Summit property in Alaska, near the Fort Knox Mine, continues to be a bright spot for Freegold. To date only a small portion of the property has been drilled and that alone has the potential to host more than 600,000 ounces of gold. This summer Freegold is planning a drill program to further explore the property's potential.

The Almaden property in Idaho is another key property for Freegold. Freegold has a 60% interest and remains operator of the project. An independent bankable feasibility study by Watts, Griffis and McOuat (WGM) demonstrates an internal rate of return of 19% against a capital expenditure of US$38 million. The project has a recoverable reserve of 527,000 oz gold capable of supporting an annual production of 95,000 oz, for some five years. Management believes that there is exploration potential for further reserves. The feasibility study assumes a gold price of US$364/oz but a sustainable gold price of US$350 or more would provide a "mine ready" project.

In February 1999, Freegold announced the appointment of Colin Bird, C. Eng, a mining engineer, as President of the company and former President Harry Barr, was appointed Chairman. Mr. Bird, a principal of Lion Mining Finance and director of Freegold, will focus on Freegold's continued corporate development as well as providing a wealth of technical expertise.

Summary of Results of the Operation

The net loss for the twelve months ended December 31, 1999 was $1,961,965 which compares with a loss of $786,622 for the twelve months ended December 31, 1998. Included in the loss for 1999 is a mineral property write-down of $1,393,800 as the Company terminated a lease on the Golden Summit Project. Filing fees decreased by $53,665 as the company engaged a sponsoring broker for a TSE listing during the

previous year. A gain of $15,373 was realized from the sale of various marketable securities.

Interest income decreased by $82,447 for a total of $43,769 as compared to $126,216 for the twelve months ended December 31, 1998.

During the year ended December 31, 1999, the Company incurred mineral property expenditures of $456,672. $128,671 was incurred to pay required property payments on the Almaden Gold project. During the year 3,121,714 shares were issued at a deemed value of $655,560 as required by the Almaden agreement. A further $349,001 was spent for the required property payments and exploration costs on the Golden Summit property which included the issuance of 100,000 shares at a deemed value of $21,000.

6.2 Foreign GAAP

See management discussions of US GAAP in financial statements.

Capital Resources and Liquidity

Fiscal Year Ended December 31, 2000 compared to Fiscal Year Ended December 31, 1999

The Company's activities of recent years have been funded through private placements and issuance of stock options for cash. During the year ended December 31, 2000, a total of 5,860,000 common shares were issued to raise $957,500 for a total outstanding at December 31, 2000 of 36,384,653 shares.

Freegold's working capital at December 31, 2000 was $354,721. With estimated General and Administrative expenses of $30,000/month, $360,000 will be incurred over the next 12 months. The Company believes that it has sufficient working capital to cover its annual General and Administrative expenses. Any proposed exploration work programs will have to be funded thru joint ventures, raising new capital or by selling its marketable securities currently valued at $501,880.

Fiscal Year Ended December 31, 1999 compared to Fiscal Year Ended December 31, 1998

The Company received $97,000 on the issue of 646,667 common shares pursuant to a private placement.

As at December 31, 1999, working capital was $610,287. Subsequent to the year ended December 31, 1999 the Company agreed to issue up to 5,000,000 units at $0.15 per unit pursuant to a private placement for proceeds of $750,000. With estimated General and Administrative expenses of $40,000/month, $480,000 will be incurred over the next 12 months. At the end of the next 12 months, the Company anticipates having working capital of $880,287. The Company believes that it has sufficient working capital to fund its presently proposed exploration work programs and to meet its estimated administrative expenses over at least the next year.

ITEM 7: MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed for trading on the Exchange and have been since May 19, 1998. The following is for financial year ended December 31, 2000.

Years 2001 and 2000	$High	$Low	Volume
March 2002	0.10	0.065	1,126,288
February 2002:	0.105	0.05	1,695,551
January 2002:	0.06	0.04	536,279
December 2001:	0.045	0.03	778,573
November 2001:	0.075	0.04	747,313
October 2001:	0.09	0.04	668,000
September 2001:	0.095	0.06	518,366
August 2001:	0.10	0.065	571,950
July 2001:	0.11	0.065	1,106,800
June 2001:	0.11	0.06	1,306,500
May 2001:	0.12	0.08	675,133
April 2001:	0.14	0.09	725,483
March 2001:	0.18	0.12	1,019,873
February 2001:	0.15	0.12	565,437
January 2001:	0.22	0.08	888,145
December 2000:	0.16	0.07	1,090,353
November 2000:	0.12	0.07	872,733
October 2000:	0.18	0.09	800,836
September 2000:	0.24	0.14	479,613
August 2000:	0.33	0.17	1,067,943
July 2000:	0.25	0.20	292,500
June 2000:	0.31	0.20	1,399,367
May 2000:	0.51	0.23	2,056,627
April 2000:	0.95	0.35	9,881,310
March 2000:	0.55	0.21	5,492,914
February 2000:	0.25	0.08	1,052,903
January 2000:	0.10	0.06	225,931

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Directors and Senior Management

The names, municipality of residence and principal occupations in which each of the Directors, Executive Officers and other members of management of the Company have been engaged during the immediately preceding five years are as follows:

Name, City of Residence and Other Positions, if any, held with the Company	Principal Occupation or Employment during the Past Five Years	Director Since	Number of Common Shares Beneficially Owned or Directed(2)
Harry Barr(1) Vancouver, BC Chief Executive Officer and a Director	Businessperson	August 21, 1991	878,476
Hubert Marleau Director	Businessperson	April 25, 1996	Nil
Colin Bird United Kingdom President & Director	Businessperson	January 12, 1996	Nil
Bernard Barlin United Kingdom Director	Businessperson	August 21, 1991	Nil
Fred Knight Ontario Director	Businessperson	May 5, 1998	Nil
Taryn Downing Canada VP, Administration & Corporate Secretary	Businessperson	September 15, 1995	Nil

(1) Harry Barr beneficially owns 100% of Canadian Gravity Recovery Inc. which owns 443,440 common shares of the Company as of the date of this Annual Information Form.

Harry Barr beneficially owns 100% of 293020 BC Ltd. which owns 422,436 common shares of the Company as of the date of this Annual Information Form.

(2) Shares beneficially held are as of the date of this Annual Information Form.

The following are brief profiles of the Directors and Officers of the Company:

➤ **Harry Barr,** Chairman, CEO, and a Director
Mr. Barr is currently the Chairman and CEO and a Director of International Freegold Mineral Development Inc., President and CEO and a Director of CanAlaska Ventures Ltd., President and CEO and a Director of Pacific North West Capital Corp. and Director of El Nino Ventures Inc.

Mr. Barr has been primarily involved during the last five years with International Freegold Mineral Development Inc., President, CEO and Director from 1985-1999; and Chairman, CEO and Director from 1999-Present; CanAlaska Ventures Ltd., President, CEO and Director from 1985-Present; Pacific North West Capital Corp., President, CEO and Director from 1996-Present; El Nino Ventures Inc., Director from 1999-Present; International Ballater Resources Inc., Director from 1996-1997; Kings Cross Communities Ltd., Director from 1981-2000; and Banner Mining Corporation, Director from 1996-1999.

➤ **Hubert Marleau**; Director
Mr. Marleau has been the President & CEO of Palos Capital Corp. from 1998-present; Chairman of Marleau, Lemire Inc. from 1989-1998; Director of CanAlaska Ventures Ltd. and International Freegold Mineral Development Inc. from 1996-Present.

➤ **Colin Bird**; President and Director
Mr. Bird, Fellow of the Institution of Mining Engineers, Chartered Engineer is currently President and Director of International Freegold Mineral Development Inc., Director of Bushman Resources Inc., M.I.T. Ventures Corp., Lion Mining Finance, and Plateau Mining Plc.

Mr. Bird has been primarily involved during the last five years with International Freegold Mineral Development Inc., Director from 1996-Present and President from 1999-Present; CanAlaska Ventures Ltd., Director from 1998-Present; Bushman Resources Inc., Director from 1996-Present; M.I.T. Ventures Corp., Director from 1996-Present; Lion Mining Finance, Director from 1996-Present; and Plateau Mining Plc., Director from 1989-1993.

➤ **Bernard Barlin**, P.Eng., C.Eng., Director

Mr. Barlin, B.Sc. (Eng.), P. Eng., C. Eng. is currently a Director of International Freegold Mineral Development Inc., CanAlaska Ventures Ltd., and International Landmark Environmental Inc.

Mr. Barlin has been primarily involved during the last five years with International Freegold Mineral Development Inc., Director from 1989-Present; CanAlaska Venture Ltd., Director from 1989-Present; and International Landmark Environmental Inc., Director from 1994-Present.

➤ **Fred Knight,** Director

Mr. Knight is currently a Director of International Freegold Mineral Development Inc.

➤ **Taryn Downing,** Vice President of Administration and Corporate Secretary

Ms. Downing is currently Vice-President, Administration and Corporate Secretary of International Freegold Mineral Development Inc., CanAlaska Ventures Ltd., and Pacific North West Capital Corp. Director and Corporate Secretary of El Nino Ventures Inc.

Ms. Downing has been primarily involved during the last five years with International Freegold Mineral Development Inc. and CanAlaska Ventures Ltd., Vice-President, Administration and Corporate Secretary from 1995-present; International Ballater Resources Inc., Corporate Secretary from 1996-1997; Banner Mining Corporation, Corporate Secretary from 1996-1999; Pacific North West Capital Corp., VP, Administration and Corporate Secretary from 1998-Present; All-North Resources Ltd., Corporate Secretary from 1994-1994; Diamond Fields Resources Inc., Assistant Corporate Secretary from 1994-1995; and H.A. Simons, Administrator from 1974-1994.

Other Reporting Companys

The following Directors, Officers, promoters or other members of management of the Company have held a position as a director, officer, promoter or other member of management of other reporting Companys within five years prior to the date of this Annual Information Form:

Name & Position held with the	CanAlaska	Pacific North West Capital	El Nino Ventures	293020 BC	Canadian Gravity Recovery

Company	Ventures Ltd.	Corp.	Inc.	Ltd.(2)	Inc.(1)
Harry Barr Chairman, CEO and Director	President, CEO, and Director	President, CEO, and Director	Director	President, Secretary and Director	President and Director
Bernard Barlin Director	Director	Director	N/A	N/A	N/A
Hubert Marleau Director	Director	N/A	N/A	N/A	N/A
Colin Bird Director	Director	N/A	N/A	N/A	N/A
Taryn Downing Secretary and VP, Administration	Secretary, VP, Administration	Secretary	Secretary	N/A	N/A

(1) Harry Barr is the beneficial owner of all the issued and outstanding shares of Canadian Gravity Recovery Inc. which owns 443,440 of the Company.

(2) Harry Barr is the beneficial owner of all the issued and outstanding shares of 293020 B.C. Ltd. which owns 422,436 of the Company.

Compensation

Executive Compensation

The Company's fiscal year end is the 31st day of December.

Pursuant to Form 41 of the *Securities Rules* (British Columbia), the Company is a "small business issuer", which is defined as a company that:

- had revenues of less than $25,000,000 in its last completed financial year;
- is not a non-redeemable investment fund or mutual fund;
- has a public float of less than $25,000,000; and
- if it is a subsidiary of another company, that other company is also a small business issuer.

The Company has created five Executive Offices, namely that of President, Secretary, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. In this regard the Company's named Executive Officers (collectively, the "*Named*

Executive Officers") are as follows:

Harry Barr - Mr. Barr became a Director of the Company and the Company's current President and Chief Executive Officer effective on May 22, 1985.

Hubert Marleau - Mr. Marleau became a Director of the Company effective on April 17, 1996.

Colin Bird - Mr. Bird became a Director of the Company effective on February 28, 1998.

For the purpose of this Information Circular, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

> "*Equity security*" means securities of a company that carry a residual right to participate in earnings of that company and, upon liquidation or winding up of that company, its assets;
>
> "*Option*" means all options, share purchase warrants and rights granted by a company or any of its subsidiaries (if any) as compensation for services rendered or otherwise in connection with office or employment;
>
> "*LTIP*" means a long-term incentive plan, which is any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the company or an affiliate of the company, the price for the company's securities or any other measure, but does not include Option or SAR plans or plans for compensation through restricted shares or restricted share units; and
>
> "*SAR*" means stock appreciation right, which is a right granted by a company or any of its subsidiaries (if any) as condensation for services rendered or otherwise in connection with office or employment to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

The following table details the compensation paid to the Company's Named Executive Officers during the Company's three most recently completed financial years:

Summary Compensation Table

Name and Principal Position[(1)]	Fiscal Year End	Salary ($)	Bonus ($)	All other and annual Compensation and LTIP Payouts[(5)] ($)	Securities under Options/ SARS Granted (#)	Restricted Shares or Restricted Share Units (#)
	Annual Compensation			Long-Term Compensation		
Harry Barr Chairman, Chief Executive Officer and a Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	58,140 63,720 66,030	648,000[(2)] Nil[(3)] 50,000 [(4)]	Nil Nil Nil
Colin Bird[(2)] President and a Director	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000[(2)] Nil[(3)] 175,000[(4)]	Nil Nil Nil
Taryn Downing VP, Administration & Secretary	2000 1999 1998	Nil Nil Nil	Nil Nil Nil	14,340 23,884 Nil	85,000[(2)] Nil [(3)] 75,000 [(4)]	Nil Nil Nil

(1) Please refer to the disclosure found above the "Summary Compensation Table" for a detailed description of the Company's Named Executive Officers.

(2) These options are exercisable until February 28, 2005 at an exercise price of $0.25 per common share.

(3) There were no options granted during 1999.

(4) 250,000 of the combined total options are exercisable until February 11, 2003 at an exercise price of $0.45 per common share, 50,000 of the combined total options are exercisable until May 21, 2003 at an exercise price of $0.67 per common share.

(5) Consulting services.

The Company anticipates that compensation for the Named Executive Officers of the Company will be the same for the Company's next financial year as it was for the Company's most recently completed financial year.

Long-term Incentive Plans - Awards in most recently completed Financial Year

During its most recently completed financial year, and for the two previously completed financial years, the Company has not awarded or instituted any LTIPs in

favour of its Named Executive Officers.

Options/SAR Grants during the most recently completed Financial Year

Other than as set forth in the Notes to the "Summary Compensation Table" as described hereinabove, no other Options or SARs were granted or are in effect and in favour of any of the Company's Named Executive Officers for the Company's most recently completed financial year.

Aggregate Options/SAR Exercises during the most recently completed Financial Year and Financial Year-End Option/SAR Value

The aggregate net value of Stock Options exercised during the Company's year ended December 31, 2000 was $Nil.

Defined Benefit Plans

The Company does not have, and at no time during its most recently completed financial year had, any defined benefit or actuarial plans in respect of which any of its Named Executive Officers were eligible to participate.

Compensation of Directors

For the Company's most recently completed fiscal year:

(a) no compensation of any kind was accrued, owing or paid to any of the Company's Directors for acting in their capacity as such;

(b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's Directors for acting in their capacity as such;

(c) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's Directors for services rendered, or proposed to be rendered, to the Company as consultants or experts;

(d) There were 50,000 Options granted to or in effect in favour of Director's of the Company;

Name	Securities Under Option (#)	% of Total Options Granted in Period (%)	Exercise Price ($)	Market Value of Securities Underlying Option @ Date of Grant ($/Security)	Expiry Date
Hubert Marleau	25,000	1.4%	0.25	$0.20	Feb 28/05
Bernard Barlin	25,000	1.4%	0.25	$0.20	Feb 28/05
Fred Knight	Nil	Nil	Nil	Nil	Nil

Board of Directors' Practices

The following is a list of the appointment dates of the current Directors and Executive Officers of the Company:

Director and Officer	Position with the Company
Harry Barr:	Chairman, Chief Executive Officer and a Director first appointed on August 21, 1991
Colin Bird:	President and a Director First appointed on January 12, 1996
Taryn Downing:	VP, Administration and Corporate Secretary first appointed on September 15, 1995

In accordance with the present Articles of Memorandum and By-laws of the Company the Directors of the Company are elected by the shareholders at each annual general meeting of the Company, or, in the event of a vacancy, they are appointed by the Board of Directors then in office, to serve until the next annual general meeting of the Company or until their successors are elected and ratified.

Pursuant to Business Corporations Act a reporting company is required to elect an Audit Committee comprised of not fewer than three Directors, of whom a majority shall not be Officers or employees of the Company or an affiliate of the Company. At a Directors' meeting of the Company to be held following the next annual general meeting of the Company the Company's then Board of Directors will appoint an Audit Committee for the ensuing year. The Audit Committee's functions are to review the Company's financial statements prior to review and approval by the Board of Directors of the Company, to approve auditors' fees, to prepare an audit plan in conjunction with internal

and external auditors, to address audit-related issues, to review the Company's post-audit confirmations and to review the performance of the Company's Chief Financial Officer.

The Company currently has no Executive, Compensation or Nominating Committees. At a Directors' meeting of the Company to be held following the next annual general meeting of the Company it is presently expected that the Company's then Board of Directors will appoint a Corporate Governance Committee.

The Business Corporations Act provides that a shareholder has the right to apply to the Supreme Court on the grounds that the Company is acting or proposes to act in a way that is prejudicial to such shareholder. On such an application the Court may make such order as it sees fit including an order to prohibit any act proposed by the Company. Under the Business Corporations Act a shareholder, director, former director, officer, former officer, the Registrar of Companies or any other person who, in the discretion of the Court, is a proper person to seek an oppression remedy, can apply for a preventative order where an act or omission of a corporation or its affiliates or the powers of the directors of a corporation or its affiliates are being exercised in a manner that is oppressive or unfairly prejudicial to any security holder, creditor, director or officer.

Under the Business Corporations Act a shareholder, director, officer of former shareholder, Director of Officer of the Company or its affiliates, the Registrar of Companies and any other person who, in the discretion of the Court, is a proper person to make an application to bring a derivative action, may, with leave of the Court, bring an action in the name of and on behalf of the Company to enforce an obligation owed to the Company that could be enforced by the Company itself or to obtain damages for any breach of such an obligation. In addition, the Business Corporations Act permits derivative actions to be commenced in the name of and on behalf of the Company or any of its subsidiaries.

Share Ownership

Directors and Officers

The share ownership in the Company held directly or indirectly by the Directors and Executive Officers of the Company are as indicated in the table below:

Name	Office	Number of Common Shares(2)
Harry Barr(1)	President, Chief Executive Officer and a Director	878,476
Hubert Marleau	Director	Nil

Colin Bird	Director	Nil
Bernard Barlin	Director	Nil
Fred Knight	Director	Nil
Taryn Downing	Secretary	Nil

(1) Harry Barr beneficially owns 100% of Canadian Gravity Recovery Inc. which owns 443,440 common shares of the Company as of the date of this Annual Information Form.

Harry Barr beneficially owns 100% of 29302 0 BC Ltd. which owns 422,436 common shares of the Company as of the date of this Annual Information Form.

(2) Shares beneficially held are as of the date of this Annual Information Form.

As a group the Directors and Executive Officers of the Company hold 878,476 common shares; which is 2% of the total amount of issued and outstanding common shares of the Company.

Public and Insider Ownership

The Directors, Officers and insiders of the Company hold an aggregate of 878,476 common shares of the Company on a non-fully diluted basis, being 2% of the then issued and outstanding common shares of the Company, as opposed to the public owning an aggregate of 38,836,177 common shares of the Company, or 98% of the then issued and outstanding common shares of the Company.

Major Shareholders

To the knowledge of management of the Company, as at the date of this Annual Information Form there is no person who beneficially owns or will own, directly or indirectly, or exercises or will exercise control or direction over, more than 10% of the issued and outstanding shares of the Company as of the date of this Annual Information Form except for the following:

Name	Number of Common Shares	Percentage of Issued Shares
CDS & Co. 25 The Esplanade PO Box 1038 Stn A Toronto, Ontario M5W 1G5	22,690,010	57%

Barrick Gold Corporation Suite 2700, South Tower Royal Bank Plaza 200 Bay Street Toronto, Ontario M5J 2J3	4,414,284	11%

(1) The Company is informed that this shareholder is a share depository, the beneficial ownership of which is unknown to the Company.

(2) This information was supplied to the Company by the Company's registrar and transfer agent, CIBC Mellon Trust Company.

(3) The beneficial ownership of this entity is unknown to the Company.

All the shareholders of the Company have the same voting rights. To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government. To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the Directors, Officers, promoters or members of management of the Company are or have been, within the past five years, a director or officer of any company which:

(a) was the subject of a cease trade or similar order or an order that denied the Company access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

8.3 Penalties or Sanctions

None of the Directors, Officers, promoters or members of management of the Company have, within the ten years prior to the date of this Annual Information Form, been subject to any penalties or sanctions imposed by a court or securities regulatory

authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

8.4 Personal Bankruptcies

None of the Directors, Officers, promoters or members of management of the Company have, within the five years prior to the date of this Annual Information Form, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

8.5 Conflicts of Interest

Some of the Directors and Officers of the Company also serve as directors and/or officers of other companies and may be presented from time to time with situations or opportunities which give rise to apparent conflicts of interest which cannot be resolved by arm's length negotiations but only through exercise by the Directors and Officers of such judgement as is consistent with their fiduciary duties to the Company which arise under Yukon Territory and Canadian corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as Directors or Officers of the Company. All conflicts of interest will be resolved in accordance with the appropriate business corporation statute. Any transactions with Directors and Officers will be on terms consistent with industry standards and sound business practices in accordance with the fiduciary duties of those persons to the Company and, depending upon the magnitude of the transactions and the absence of any disinterested board members, may be submitted to the shareholders for their approval.

Related Party Transactions

None of the current Directors or Officers of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions of the Company or in any proposed transaction which, in either case, has or will materially affect the Company.

ITEM 9: ADDITIONAL INFORMATION

9.1 Additional Information

The Company undertakes, upon request to the Secretary of the Company, to provide to any person or company, when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year, for which financial statement have been filed, together with the accompanying report of the Company's auditors thereon, together with one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i) to (iii) hereinabove;

or, at any other time, one copy of any document referred to in paragraphs "(i)", "(ii)" and "(iii)" hereinabove; provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information, including Directors' and Officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, are contained in the Company's most recent Information Circular for its annual general meeting which was held on June 14, 2001. Additional financial information is provided in the Company's audited financial statements for its most recently completed financial year ended December 31, 2000 and for the period ending September 30, 2001 which are attached to this Annual Information Form and which form a material part hereof.